Exhibit 99.1

2016 SECOND QUARTER REPORT
Three and Six Months Ended June 30, 2016, and 2015

We create communities. We are Stantec.

Stantec
STN
TSX·NYSE

Table of Contents

i **Report to Shareholders**

Management's Discussion and Analysis

M-1 Core Business and Strategy
M-5 Results
M-22 Summary of Quarterly Results
M-24 Statements of Financial Position
M-25 Liquidity and Capital Resources
M-29 Other
M-30 Outlook
M-33 Critical Accounting Estimates, Developments, and Measures
M-36 Controls and Procedures
M-36 Risk Factors
M-43 Subsequent Events
M-43 Caution Regarding Forward-Looking Statements

Unaudited Interim Condensed Consolidated Financial Statements

F-1 Consolidated Statements of Financial Position
F-2 Consolidated Statements of Income
F-3 Consolidated Statements of Comprehensive Income (Loss)
F-4 Consolidated Statements of Shareholders' Equity
F-5 Consolidated Statements of Cash Flows
F-6 Notes to the Unaudited Interim Condensed Consolidated Financial Statements

We are Stantec.

Creating communities is our purpose.

Designing with community in mind is our promise.

The Stantec community unites approximately 22,000 employees working in over 400 locations across six continents. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, and infrastructure projects to life. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through design, construction, and commissioning—begins at the intersection of community, creativity, and client relationships.

Our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients' needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at www.stantec.com or find us on social media.

Stantec is people—connected, creative, talented.
Alison Wenzel, Operational Business Analyst, Calgary, Alberta

Report to Shareholders

Second Quarter 2016

Our results this quarter reflect the strength and diversity of our business and the positive impact of the strategic acquisitions we’ve completed. Contributions from those acquisitions combined with steady organic gross revenue growth in our Infrastructure business operating unit and our US regional operating unit resulted in strong overall revenue growth for our Company. The MWH Global acquisition, which closed in early May, added significant gross revenue to many areas of our legacy Consulting Services business and greatly expanded our Global operations. This was a significant acquisition for our company, and it positions us as a global leader in the Water sector and provides us with a sustainable global platform poised for further expansion.

By contrast, our results were impacted by a slight decrease in gross margin—from 54.0% in Q2 15 to 53.6% in Q2 16—due to the addition of the Construction Services business, which generates a lower margin than our Consulting Services business. In addition, there were downward pressures on fees in some sectors, coupled with execution challenges on certain projects in the Buildings business operating unit and the Transportation sector. Administrative and marketing expenses were also higher, mainly due to acquisition-related costs and lease exit costs associated with optimizing our office leases. In addition, borrowing required to fund the MWH acquisition resulted in increased interest expense, and a breakage fee was incurred on the renegotiation of new credit facilities.

Financial Summary
For the quarter ended June 30 (In millions of Canadian dollars, except for share amounts and %)	2016 Q2	2015 Q2	% Change

Gross revenue	$1,046.6	$710.3	47.3
Adjusted EBITDA(1)	$84.6	$75.8	11.6
Adjusted diluted earnings per share (1)	$0.37	$0.45	(17.8)
Cash dividends declared per common share	$0.1125	$0.105	7.1

(1) Adjusted EBITDA and adjusted diluted earnings per share are non-IFRS measures as defined in the Definition of Non-IFRS Measures under the heading Critical Accounting Estimates, Developments, and Measures in the Management’s Discussion and Analysis.

In addition to MWH Global, we closed the acquisition of VOA Associates, Inc. during the quarter. VOA Associates, Inc. further expands our architecture presence in several US states.

MWH brings increased capability and expertise, particularly in terms of water and natural resources infrastructure. As a combined company, we offer clients and communities stronger and more diverse services. MWH also brings us a focused and well-respected construction services business, which allows us to better service our clients in that changing sector. Our business is now organized into two service offerings: Consulting Services—which includes our legacy business and is augmented by MWH’s expertise in infrastructure, energy and resources, and environmental services—and Construction Services.

Since closing the MWH acquisition, we have focused on aligning our financial systems to facilitate financial reporting, and we are completing the detailed integration-level diligence required to chart a path for ultimate

i

integration. We expect to review various segments of MWH’s business over the course of 2016, and we anticipate these segments will be fully integrated into Consulting Services by early 2017. We expect to review and integrate some of MWH’s global operations later in 2017. Construction Services will not be integrated into our consulting services platform, and we will report it as a separate business segment.

In Consulting Services, we saw gross revenue growth in the Infrastructure, Energy & Resources, and Environmental Services business operating units and in the US and Global regional operating units when comparing Q2 16 to Q2 15, primarily due to contributions from acquisitions. We saw steady organic revenue growth of 5.3% in the Infrastructure business operating unit, which continues to benefit from government spending in transportation infrastructure in North America. The continued market expansion in the United States resulted in organic gross revenue growth of 3.7% in our US operations when compared to the same quarter last year.

The ongoing effects of low commodity prices continued to result in organic revenue retractions for Energy & Resources and Environmental Services when comparing Q2 16 to Q2 15—despite both business operating units achieving an overall increase in gross revenue. As a result, gross revenue from our Canadian operations decreased quarter over quarter and year to date. Though execution challenges on certain projects resulted in a 0.4% decrease in gross revenue for Buildings when comparing Q2 16 to Q2 15, gross revenue for that business operating unit was up 7.9% year to date. With our strong market presence, we continued to win important buildings work. For example, Mecklenburg County commissioners recently selected a partnership we assembled to redevelop Brooklyn Village, 16 acres (7 hectares) of land in downtown Charlotte, North Carolina. The project involves designing, building, and operating a walkable urban village of more than 2.3 million square feet (213,697 square metres) of new development including residential, retail, hospitality, recreational, and public art spaces.

And lastly, gross revenue for Construction Services, which provides construction management services primarily in the United Kingdom and the United States, was $140.7 million since the close of the MWH acquisition. The United Kingdom generated $58.0 million while the United States generated $82.7 million.

Moving forward as a combined company, we look forward to offering clients across the globe a strong, diversified suite of services backed up by a stellar team of professionals dedicated to designing with community in mind. We owe our success to that team and to our clients and shareholders.

Bob Gomes

President & CEO

August 3, 2016

ii

Management’s Discussion and Analysis

August 3, 2016

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended June 30, 2016, dated August 3, 2016, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended June 30, 2016; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2015 Annual Report; and the Report to Shareholders contained in our 2016 Second Quarter Report. Our unaudited interim consolidated financial statements and related notes for the quarter ended June 30, 2016, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as we used in 2015 in addition to the new accounting policies regarding defined benefit plans and forward contracts as described in notes 11 and 13 of our interim consolidated financial statements for the quarter ended June 30, 2016 (incorporated here by reference).

All amounts shown in this report are in Canadian dollars unless otherwise indicated. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this Management’s Discussion and Analysis.

The amounts shown in this report include MWH Global, Inc.’s (MWH’s) post-acquisition results from May 6, 2016, and as such, exclude MWH from January 1 to May 5, 2016. The comparative figures reflect solely the 2015 results of legacy Stantec. For further information with respect to the MWH acquisition, refer to note 5 of our interim consolidated financial statements for the quarter ended June 30, 2016.

Core Business and Strategy

Our Company’s work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through design, construction, and commissioning—begins at the intersection of community, creativity, and client relationships. By integrating our expertise, we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices.

Our business objective is to be a top 10 global design firm, and our focus is to provide professional services in the infrastructure and facilities market, principally on a fee-for-service basis, while participating in various models of alternative project delivery. To realize our business objective, we plan on achieving a compound average growth rate of 15% through a combination of organic and acquisition growth, while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our business objective have not changed in the second quarter of 2016 from those described on pages M-4 to M-16 of our 2015 Annual Report (incorporated here by reference), except for what is described below that relates to the impact of the acquisition of MWH.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-1	Stantec Inc.

On May 6, 2016, we acquired all of the issued and outstanding common shares and business of MWH, a Broomfield, Colorado-based global engineering, consulting, and construction management firm providing services in program management and management consulting, construction management services, and engineering and technical services, particularly in the water, renewable energy, and sustainability sectors. MWH has 187 offices operating in 26 countries with approximately 6,800 employees worldwide. This acquisition expands our presence in water resources infrastructure while earning us a greater presence in key targeted geographies, including the United States, the United Kingdom, Australia, New Zealand, South and Central America, Europe, and the Middle East. The acquisition of MWH is aligned with our strategy of building a top-tier presence in the markets we choose to serve and builds on our position as a top-tier design firm within the global water market. Historically, our acquisition strategy has been focused on acquisitions in North America to develop a mature presence across our business portfolio.

Strategy and Strategic Elements

To establish a clear plan for achieving our business objective— to be a top 10 global design firm—we have a three-year strategic planning process: a comprehensive planning year followed by three execution years. In 2015, we completed a comprehensive strategic review and determined that the key elements of our strategy will not fundamentally change over the next three years. This remains true following the acquisition of MWH; however, our growth targets may change as MWH creates a larger platform for expansion globally. As part of our annual planning process, our Strategic Plan will be updated in the fall of 2016 to fully incorporate MWH.

Our Company’s purpose, promise, and values form the foundation of our strategy and have not changed from 2015. In addition, our strategic elements have not changed in the second quarter of 2016 from those described in our 2015 Annual Report (incorporated here by reference), except for the corporate pillar of focusing on design services. Before acquiring MWH, we focused on professional consulting and took on little to no self-performed construction risk. Our business model has expanded to include construction services. We, therefore, provide construction management at-risk services as described below and this expansion into a specific sector of construction services addresses the changing nature of project delivery; however, our focus continues to be consulting services.

Reportable Segments

The construction capabilities of MWH have grown in response to its clients’ desires to have engineer-led or bundled service offerings for the water market. The majority of MWH’s construction capabilities involve construction management at-risk services performed on water-related projects in the United States and the United Kingdom. These services are provided to MWH’s key long-term water clients. Management believes that we will be able to build on MWH’s strong construction capabilities.

The construction business was a separately run business within the organizational structure of MWH, and this separation will continue within Stantec. This separation of the construction and consulting businesses is key to leveraging construction capabilities when they are advantageous to the client, while keeping the expertise and culture separate from the consulting business. This separation allows both streams of expertise to operate effectively and allows synergies to develop that complement but do not distract from the strategy of each business. In addition, the two businesses can be bundled when it is beneficial for the client. As a result, our business model has been modified to include two primary service offerings—Consulting Services and Construction Services.

Consulting Services. In our Consulting Services business, we provide knowledge-based solutions through value-added professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics in the area of infrastructure and facilities, principally under fee-for-service agreements with clients.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-2	Stantec Inc.

Construction Services. Our Construction Services business provides construction management at-risk services primarily on water-related projects. Additionally, the expertise available within the Construction Services business is expected to augment and improve our Consulting Services business. Consulting Services can better prepare for and execute design-build projects with other construction partners in water markets and other sectors in which we participate.

Reportable Segments. In 2015 and the first quarter of 2016, our Company had one reportable segment—Consulting Services—that was an aggregate of our previous operating segments (regional geographic areas). Our chief operating decision maker (chief executive officer) assesses our Company’s performance based on financial information available from our operating segments. Due to the acquisition of MWH and effective the second quarter of 2016 and in accordance with IFRS, our operating segments are based on our two primary service offerings and regional geographic areas. The Company now has four operating and reportable segments:

•	Consulting Services – Canada
•	Consulting Services – United States
•	Consulting Services – Global
•	Construction Services

In Consulting Services, our business operating unit leaders provide strategic direction, mentoring, and technical support to operations across our geographic regions. In Construction Services, our business operating unit leader provides strategic direction, mentoring, and technical support to operations primarily in the United States and United Kingdom.

Business Model

Our business model, a key element of our strategy, is comprised of three components: geographic diversification, business operating unit specialization, and life-cycle solutions. The MWH acquisition further diversifies our business model by enhancing our geographic diversification and adding water-related construction capabilities.

Geographic Diversification

The first element of our business model—geographic diversification—allows us to leverage global expertise while we focus on our strong local presence. Traditionally, we have operated in three regional operating units—Canada, the United States, and International. Before acquiring MWH, we had international offices in the Middle East, the United Kingdom, and the Caribbean. The MWH acquisition has increased our geographic diversification as follows:

•	Expanded Our Geographic Footprint

MWH is strongly positioned and experienced in global markets through its platform in the United Kingdom, Australia, New Zealand, South and Central America, Europe, and the Middle East and provides us with immediate geographic breadth, creating a platform for expansion and diversification. Management believes the combination of MWH and Stantec’s complementary capabilities, market presence, and cultures creates opportunities to service more clients with a broader range of services worldwide. Based on historical information for legacy Stantec and MWH, approximately 78% of the combined Company’s annual gross revenues are expected to be earned in North America and approximately 22% are expected to be earned from other global markets.

•	Created Additional Growth Opportunities

Management believes that the engineering and construction sector will continue to consolidate and that both scale and global capabilities will be important competitive differentiators, particularly on large and complex projects. MWH has been in business for many years, so it has a wealth of experience operating in global markets. Augmented by our strong statement of financial position, history of operational effectiveness, and experience in successfully completing and integrating acquisitions, we expect to be well positioned to grow both organically and by acquisition in the future. MWH’s platform in the United Kingdom and Asia Pacific regions gives us the opportunity to expand our current North American acquisition strategy into new global markets, which we believe widens the platform of our acquisition program.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-3	Stantec Inc.

Subsequent to the acquisition of MWH, our Consulting Services business will continue to operate as three regional operating units—Canada, the United States, and Global—while the Construction Services business will operate as one unit. At June 30, 2016, we had approximately 20,700 employees in our Consulting Services business—8,000 in Canada, 9,000 in the United States, and 3,700 in our Global regional operating unit—and approximately 1,800 employees in our Construction Services business.

Business Operating Units

Business operating unit specialization is the second element of our business model. We continually evolve our organizational structure by adapting it based on changes in the marketplace. We ensure that it meets our business needs and positions us for long-term success. With these goals in mind, in 2016, we realigned our organizational structure from three to four business operating units: Buildings, Energy & Resources, Environmental Services, and Infrastructure. Subsequent to the acquisition of MWH, our Consulting Services business will continue as these four business operating units, while the Construction Services business will operate as one unit. The addition of MWH broadens the scope of services to clients across our business operating units.

The sectors we operate in have not changed in the second quarter of 2016 from those described on page M-8 of our 2015 Annual Report (incorporated here by reference), except for the addition of the Civic sector in the Buildings business operating unit in Q1 16 and the Waterpower & Dams sector to the Energy & Resources business operating unit as a result of the acquisition of MWH in Q2 16.

Life-Cycle Solutions

The third element of our business model is providing professional services in all phases of the project life cycle: planning, design, construction, maintenance, and decommissioning. This inclusive approach enables us to deliver services during periods of strong new capital project activity (design and construction), plus deliver services during periods of redevelopment and operational spending activity (maintenance, integrity management, and remediation). We believe this strategy enables us to maintain long-term client relationships throughout the life of a project or an infrastructure asset.

Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owner’s representative, providing project management, construction management, surveying, and resident engineering services. In our Consulting Services business, we focus principally on fee-for-service work and rarely act as the contractor or take on construction risk. In our Construction Services business, we provide construction management-at-risk services. During the maintenance phase that follows project completion, we provide ongoing professional services for integrity management, as well as for maintenance and rehabilitation projects such as facilities and infrastructure management, facilities operations, and performance engineering. In the final decommissioning phase, we provide solutions, recommendations, and remediation strategies for taking facilities out of active service.

The acquisition of MWH provides a broader enhanced service offering through the complete project life cycle and expands our service offering in the construction phase of a project. Specifically, MWH adds global capabilities in water-related design services to our key hydro-power, oil and gas, mining, and industrial clients. MWH’s global client portfolio is expected to generate opportunities for our Energy & Resources business operating unit to cross-sell its engineering services. We believe further opportunities exist to cross-sell services out of our Buildings and Environmental Services business operating units to MWH’s clients. Services offerings will also be enhanced with the addition of Innovyze—a global provider of wet infrastructure business analytics software solutions to water and wastewater utilities, government agencies, and engineering organizations worldwide.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-4	Stantec Inc.

Key Performance Drivers and Capabilities

The key performance drivers and capabilities in our Consulting Services business have not substantially changed from those described in our 2015 Annual Report (incorporated here by reference).

Our new service offering—Construction Services— offers start-to-finish construction capabilities to municipal, utility, federal, and industrial clients, including commissioning and start-up services in the United States’ and United Kingdom’s water and energy sectors. Construction Services revenue is derived primarily through cost-reimbursable, guaranteed-maximum price contracts or fixed price contracts. Compared to our other reportable segments, Construction Services uses more subconsultants and has lower margins.

The main contract types in this segment fall generally into four functional areas:

•	Construction management at-risk
•	Design-build and progressive design-build
•	Construction management in support of design completed by Consulting Services
•	Hard-bid construction with self-performance

Key performance drivers for our Construction Services are similar to our legacy Stantec drivers for our Water sector under our Infrastructure business operating unit. Specifically, trends that are expected to impact water infrastructure requirements and drive growth in the sector include demographic shifts, water scarcity, climate change, globalization and geopolitics, technological, and economic cycles.

Results

OVERALL PERFORMANCE

Highlights for Q2 16

Our Q2 16 results and performance reflect the three strategic acquisitions completed year to date, completion of a common share offering, and renegotiation of our long-term debt. In particular, the acquisition of MWH significantly added to our operating results and created a new service offering—Construction Services. Comparing the second quarter of 2015 to the second quarter of 2016, our gross revenue increased 47.3%—from $710.3 million to $1,046.6 million; adjusted EBITDA increased 11.6%—from $75.8 to $84.6 million; net income decreased 50.8%—from $43.1 to $21.2 million; diluted earnings per share decreased 56.5%—from $0.46 to $0.20; and adjusted diluted earnings per share decreased 17.8%—from $0.45 to $0.37. (Adjusted EBITDA and adjusted diluted earnings per share are non-IFRS measures and are discussed in the Definition of Non-IFRS Measures section of this report.)

Our results were positively impacted by an increase in revenue because of acquisitions completed in 2015 and 2016, and the impact of foreign exchange rates on revenue earned by our US subsidiaries. Our Infrastructure business operating unit continued to experience strong organic growth and our other Consulting Services business operating units retracted organically in the quarter. We continue to see a recovery in the United States with organic gross revenue growth of 3.7% in Q2 16 compared to Q2 15.

Our results were impacted by a slight decrease in gross margin—from 54.0% in Q2 15 to 53.6% in Q2 16—due to the addition of the Construction Services business which generates a lower margin than our Consulting Services business. In addition, there were downward pressures on fees in some sectors, coupled with execution challenges on certain projects in our Buildings business operating unit and Transportation sector. Our administrative and marketing expenses increased as a percentage of net revenue—from 41.2% in Q2 15 to 43.9% in Q2 16—mainly due to an increase in acquisition-related transaction costs, in particular related to the MWH acquisition, and a $0.9 million increase in lease exit costs (further described in the Administrative and Marketing Expenses section of this report). Interest expense increased $8.0 million in Q2 16 compared to Q2 15, primarily due to funds required for the acquisition of MWH and a $3.9 million breakage fee on our senior secured notes.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-5	Stantec Inc.

The following table summarizes key financial data for Q2 16 and Q2 15 and the first two quarters of 2016 and 2015:

	Quarter Ended June 30				Two Quarters Ended June 30

(In millions of Canadian dollars, except per share amounts and %)	2016	2015	$ Change	% Change	2016	2015	$ Change	% Change

Gross revenue	1,046.6	710.3	336.3	47.3%	1,802.0	1,416.0	386.0	27.3%
Net revenue	777.4	593.9	183.5	30.9%	1,406.0	1,186.2	219.8	18.5%
EBITDA (note 1)	73.7	82.2	(8.5)	(10.3%)	140.2	158.3	(18.1)	11.4%
Adjusted EBITDA (note 2)	84.6	75.8	8.8	11.6%	154.9	152.2	2.7	1.8%
Net income	21.2	43.1	(21.9)	(50.8%)	51.8	81.1	(29.3)	(36.1%)

Earnings per share – basic	0.20	0.46	(0.26)	(56.5%)	0.52	0.86	(0.34)	(39.5%)
Earnings per share – diluted	0.20	0.46	(0.26)	(56.5%)	0.52	0.86	(0.34)	(39.5%)
Adjusted Earnings per share – basic (note 3)	0.37	0.45	(0.08)	(17.8%)	0.77	0.91	(0.14)	(15.4%)
Adjusted Earnings per share – diluted (note 3)	0.37	0.45	(0.08)	(17.8%)	0.77	0.91	(0.14)	(15.4%)
Cash dividends declared per common share	0.1125	0.105	0.0075	7.1%	0.225	0.21	0.015	7.1%

Cash flows
From (used in) operating activities	31.0	60.6	(29.6)	n/m	21.3	(27.6)	48.9	n/m
Used in investing activities	(936.3)	(15.9)	(920.4)	n/m	(1,062.6)	(161.9)	(900.7)	n/m
From (used in) financing activities	1,023.6	(38.6)	1,062.2	n/m	1,132.7	51.0	1,081.7	n/m

n/m = not meaningful

note 1: EBITDA is a non-IFRS measure and is further discussed in the Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the “Definitions Section”) of our 2015 Annual Report. The Definitions Section is incorporated here by reference.

note 2: Adjusted EBITDA is a non-IFRS measure and is further discussed in the Definition of Non-IFRS Measures section of this report.

note 3: Adjusted basic and diluted earnings per share are non-IFRS measures and are further discussed in the Definition of Non-IFRS Measures section of this report.

The following highlights our key activities and initiatives undertaken in the quarter ended June 30, 2016:

•	We achieved strong organic revenue growth of 5.3% in our Infrastructure business operating unit in Q2 16 compared to Q2 15, mainly due to continued strong growth in our Canadian and US Transportation sector. We continue to see market expansion in the United States with organic gross revenue growth of 3.7% in Q2 16 compared to Q2 15.

•	Our Buildings business operating unit had 6.1% organic revenue retraction during Q2 16 compared to Q2 15, resulting mainly from execution challenges on certain projects and project deferrals in our Global Buildings operations, primarily in the Middle East. Energy & Resources had 29.0% organic revenue retraction and Environmental Services had 6.0% retraction during Q2 16 compared to Q2 15 due to the continued decline in the oil and gas sector in Canada and the United States, but these retractions are at a reduced rate compared to the end of 2015.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-6	Stantec Inc.

•	On May 6, 2016, we acquired MWH, adding approximately 6,800 staff to our Company. MWH provides global engineering, consulting, and construction management services based in Broomfield, Colorado, with additional offices in the United Kingdom, Australia, New Zealand, South and Central America, Europe, and the Middle East. MWH expands our presence in water resources infrastructure while earning us a greater presence in key targeted geographies.

•	We financed the MWH acquisition through the net proceeds of (a) a public offering of 17,360,000 subscription receipts for $30.25 each and (b) funds drawn from New Credit Facilities described below. The $525.1 million public offering of subscription receipts was completed through an agreement with CIBC World Markets Inc. and RBC Dominion Securities Inc. on behalf of a syndicate of underwriters on a bought-deal basis that included additional gross proceeds of up to approximately $78.8 million pursuant to an underwriter over-allotment option. After share issuance costs and the underwriters’ fees, our net proceeds from the public offering were $578.1 million.

•	Concurrent with the acquisition of MWH, we entered into an agreement for new $1.25 billion senior secured credit facilities (New Credit Facilities) consisting of a senior secured revolving credit facility of a maximum amount of $800 million and a $450 million senior secured term loan in three tranches. The proceeds from the New Credit Facilities were used to repay all outstanding indebtedness under our existing $350 million revolving credit facility and redeem all senior secured notes. We also used the proceeds from the New Credit Facilities to repay the outstanding indebtedness of MWH under its existing revolving credit facility with Bank of America Merrill Lynch. (See the Capital Management section of this report for additional information.)

•	On May 26, 2016, we acquired all shares and business of VOA Associates, Inc. (VOA), adding approximately 280 staff to our Company. VOA is based in Chicago, Illinois, and has additional offices in New York City, New York; Orlando, Florida; Washington, DC; and Highland, Indiana. VOA provides expertise in architecture, interior design, landscaping, and planning. This addition enhances our US Buildings business operating unit.

•	We declared and paid a cash dividend of $0.1125 per share on July 14, 2016, to shareholders of record on June 30, 2016. Additionally, on August 3, 2016, we declared a dividend of $0.1125 per share, payable on October 13, 2016, to shareholders of record on September 30, 2016.

RESULTS COMPARED TO 2016 TARGETS

In the Management’s Discussion and Analysis in our 2015 Annual Report on pages M-54 and M-55 under “Outlook,” we established various target ranges of expected performance measures for fiscal year 2016. As a result of the MWH acquisition on May 6, 2016, our budgets that had been established for 2016 are no longer appropriate and our capital structure has changed. As these budgets and capital structure were key assumptions in establishing our targets for 2016, we withdraw our 2016 performance measure targets, and we will re-evaluate appropriate targets during our annual strategic planning process.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-7	Stantec Inc.

RESULTS OF OPERATIONS

The following table summarizes key operating results as a percentage of net revenue and the percentage increase or decrease in the dollar amount for each key operating result:

	Quarter Ended June 30			Two Quarters Ended June 30

	Percentage of Net Revenue		Percentage Increase (Decrease) *	Percentage of Net Revenue		Percentage Increase (Decrease) *
	2016	2015	2016 vs. 2015	2016	2015	2016 vs. 2015

Gross revenue	134.6%	119.6%	47.3%	128.2%	119.4%	27.3%
Net revenue	100.0%	100.0%	30.9%	100.0%	100.0%	18.5%
Direct payroll costs	46.4%	46.0%	32.0%	46.2%	45.4%	20.8%
Gross margin	53.6%	54.0%	30.0%	53.8%	54.6%	16.7%
Administrative and marketing expenses	43.9%	41.2%	39.5%	43.6%	41.9%	23.5%
Depreciation of property and equipment	1.6%	1.9%	11.6%	1.6%	1.9%	2.7%
Amortization of intangible assets	2.6%	1.5%	128.7%	2.2%	1.6%	62.4%
Net interest expense	1.4%	0.5%	285.7%	1.0%	0.5%	152.7%
Other net finance expense	0.3%	0.1%	225.0%	0.3%	0.1%	131.3%
Share of income from joint ventures and associates	(0.1%)	(0.1%)	16.7%	(0.1%)	(0.1%)	(8.3%)
Foreign exchange loss	0.0%	0.0%	n/m	0.0%	0.0%	n/m
Other income	0.0%	(1.1%)	n/m	0.0%	(0.7%)	n/m
Income before income taxes	3.9%	10.0%	(48.9%)	5.2%	9.4%	(34.9%)
Income taxes	1.2%	2.7%	(43.9%)	1.5%	2.6%	(31.5%)
Net income	2.7%	7.3%	(50.8%)	3.7%	6.8%	(36.1%)

 n/m = not meaningful

 * Percentage increase (decrease) calculated based on the dollar change from the comparable period.

The following sections outline specific factors that affected the results of our operations in the second quarter of 2016 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended June 30, 2016.

GROSS AND NET REVENUE

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue. For construction-related projects, the difference between gross revenue and net revenue is larger than it is for consulting-related projects since Construction Services incur greater flow-through costs.

For the purpose of the analysis and tables below, revenue earned by acquired companies in the first 12 months following acquisition is initially reported as revenue from acquisitions and thereafter reported as organic revenue.

Our business generates a portion of its gross revenue in foreign currency, primarily US dollars. In 2015, all business operating units in Consulting Services generated a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.78 in Q2 16 compared to US$0.81 in Q2 15, representing a 3.7% decrease. Year to date, the Canadian dollar averaged US$0.75 compared to US$0.81 in the same period in 2015, representing a 7.4% decrease. The weakening Canadian dollar had a positive effect on the revenue reported in Q2 16 compared to Q2 15. Fluctuations in other foreign currencies did not have a material impact on our revenue in Q2 16 compared to Q2 15.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-8	Stantec Inc.

Our contract backlog was $3.9 billion at June 30, 2016—$3.0 billion in Consulting Services and $0.9 billion in Construction Services—compared to $2.2 billion at December 31, 2015. (Backlog is a non-IFRS measure further discussed in the Definitions section of our 2015 Annual Report.) The $1.7 billion increase was mainly the result of the acquisition of MWH ($1.6 billion) and other acquisitions completed in the first two quarters. This increase was partly offset by the fluctuation in foreign exchange since the Canadian dollar was US$0.77 at June 30, 2016, compared to US$0.72 at December 31, 2015.

The following tables summarize the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

Gross Revenue (In millions of Canadian dollars)	Quarter Ended June 30 2016 vs. 2015	Two Quarters Ended June 30 2016 vs. 2015

Increase (decrease) due to
Acquisition growth	354.6	403.8
Organic retraction	(36.0)	(71.6)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	17.7	53.8

Total net increase in gross revenue	336.3	386.0

Net Revenue (In millions of Canadian dollars)	Quarter Ended June 30 2016 vs. 2015	Two Quarters Ended June 30 2016 vs. 2015

Increase (decrease) due to
Acquisition growth	202.8	245.1
Organic retraction	(33.4)	(67.6)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	14.1	42.3

Total net increase in net revenue	183.5	219.8

Acquisition growth resulted from the acquisitions listed in the Consulting Services and Construction Services sections that follow. We experienced increases in organic gross revenue in Q2 16 compared to Q2 15 in our Infrastructure business operating unit and in our US operations. These increases were offset by a retraction in organic gross revenue in our Buildings, Energy & Resources, and Environmental Services business operating units.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-9	Stantec Inc.

Consulting Services

Consulting Services is managed through both regional operating units and business operating units.

Consulting Services by Regional Operating Units

Consulting Services regional operating units are aligned with our three Consulting Services reportable segments. The following charts and tables summarize gross revenue and gross revenue growth in our three Consulting Services regional operating units—Canada, United States, and Global:

Gross Revenue by Regional Operating Unit
(In millions of Canadian dollars)	Quarter Ended June 30, 2016	Quarter Ended June 30, 2015	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange

Canada	293.1	333.8	(40.7)	0.7	(41.4)	n/a
United States	514.9	351.6	163.3	133.5	12.9	16.9
Global	97.9	24.9	73.0	79.7	(7.5)	0.8

Total	905.9	710.3	195.6	213.9	(36.0)	17.7
n/a = not applicable

Gross Revenue by Regional Operating Unit
(In millions of Canadian dollars)	Two Quarters Ended June 30, 2016	Two Quarters Ended June 30, 2015	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange

Canada	592.0	670.7	(78.7)	8.2	(86.9)	n/a
United States	948.5	694.8	253.7	175.2	27.9	50.6
Global	120.8	50.5	70.3	79.7	(12.6)	3.2

Total	1,661.3	1,416.0	245.3	263.1	(71.6)	53.8

  n/a = not applicable

Total gross revenue was positively impacted by the acquisitions completed in 2015 and 2016 and by the weakening Canadian dollar in Q2 16 compared to Q2 15. This was partly offset by organic revenue retraction, primarily in Canada.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-10	Stantec Inc.

Following are the acquisitions completed in 2015 and 2016 that impacted Consulting Service’s regions year to date:

Canada

•	Canadian engineering operations of Dessau Inc., 9073-4195 Quebec Inc., and Azimut Services (Central) Inc. (collectively Dessau) (January 2015)
•	MWH Global, Inc. (MWH) (May 2016)

United States

•	Sparling, Inc. (Sparling) (February 2015)
•	VI Engineering, LLC (VI Engineering) (July 2015)
•	VA Consulting, Inc. (VA Consulting) (August 2015)
•	Fay, Spofford & Thorndike, Inc. (FST) (October 2015)
•	The Infrastructure Americas Division of Kellogg Brown & Root Services, Inc. (KBR) (December 2015)
•	Bury Holdings, Inc. (Bury) (March 2016)
•	VOA Associates, Inc. (VOA) (May 2016)
•	MWH Global, Inc. (MWH) (May 2016)

Global

•	MWH Global, Inc. (MWH) (May 2016)

Canada

Gross revenue from our Consulting Services Canadian operations decreased 11.7% year to date and 12.2% in Q2 16 compared to Q2 15 because of continued themes affecting our business operating units and the sectors reflected therein. We continued to experience a retraction in our Energy & Resources and Environmental Services business operating units; this was partly offset by moderate growth in our Infrastructure business operating unit. Our Buildings business operating unit remained generally stable, retracting marginally in Q2 16 compared to Q2 15 and year to date.

In the private sector, our Energy & Resources business operating unit experienced retraction in three sectors: Oil & Gas, Mining, and Power. While we saw a recovery in oil and gas prices during the second quarter from the lows in the first quarter, the recovery was not significant enough to change the muted outlooks in price forecasts for the remainder of 2016, nor was it enough to spur any significant new capital investments or activities. In our Oil & Gas business, we saw organic gross revenue retraction at a slower rate in Q2 16 than in the previous four quarters. We continue to win a stream of generally smaller projects as a result of our strong client relationships and industry expertise. Mining continues to retract significantly because of less project activity compared to Q2 15 when a few significant projects were still active and winding down. This sector continues to be challenged by weak metal and commodity prices. Power also continues to retract, predominantly in western Canada, while it remains generally stable in eastern Canada. The downturn in the oil and gas sector continues to be a primary factor for the retraction in our Environmental Services business operating unit as clients in this sector make up approximately half of the unit’s revenues. The impact of the sector downturn is now felt more strongly in Alberta; this province makes up more than half of the revenue in our Community Development sector in Canada. This was mitigated by strong organic growth in Community Development in central Canada, where economies continue to benefit from low interest rates and employment growth.

By contrast, the public sector’s support of investment in infrastructure remains robust and has generally increased— as demonstrated in federal and key provincial budgets released this year. We believe this will continue to benefit our Transportation and Water sectors in our Infrastructure business operating unit and our Buildings business operating unit. Compared to the same period year to date in 2015, we experienced strong organic growth in Transportation because of continuing significant public investments made to meet demands for new infrastructure in roadways, bridges, and transit systems. Water also provided strong growth year to date compared to 2015 as it returned to strong growth in Q2 16 compared to Q2 15 after a short lull in Q1 16. Buildings remained generally stable but retracted marginally year to date due to execution challenges on certain projects; however, it continued to benefit from our heightened public sector infrastructure investments and private sector projects, as well as our diversified expertise, mature presence, and broad footprint. We continue to benefit from projects under the public-private partnership model in a number of sectors because of our experience and expertise in this delivery model.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-11	Stantec Inc.

United States

Gross revenue in our Consulting Services US operations increased 46.4% in Q2 16 compared to Q2 15 and 36.5% year to date in 2016 compared to 2015. These increases were mainly due to acquisition growth and foreign exchange as the US dollar strengthened compared to the Canadian dollar. In addition, organic revenue grew 3.7% in Q2 16 compared to Q2 15 and 4.0% year to date in 2016 compared to 2015. Organic growth occurred primarily in our Infrastructure business operating unit. A rebound in Power with growth in transmission and distribution work helped offset a year-to-date organic retraction in Oil & Gas and Water, which retracted slightly due to the timing of the completion and start of new projects.

In the private sector, the housing market continues to grow, specifically in Florida and the western United States, which assisted in the stability of our Community Development sector year to date compared to the same period in 2015. We saw a continuing trend toward urbanization resulting in the need to revitalize cities. Our Buildings business operating unit was supported by our expanded architectural presence due to recent acquisitions and increased work in the healthcare and biopharmaceutical sectors. We continued to capitalize on our expertise in environmental mitigation and to build on our remediation and recovery expertise in our Environmental Services business.

The public sector was characterized by uncertainty in the political and regulatory environment, notably at the federal level. Partly in response to fiscal constraints, design-build opportunities continued to increase in the United States. Organic revenue increased in our Transportation sector due to our North American strategic market position. This led to an increased number of organic growth opportunities, such as major light rail transit, roadway, and bridge projects. Environmental Protection Agency regulations continued to provide opportunities with our Power clients, and transmission and distribution opportunities remained steady. We continued to build our expertise in flood protection and resiliency. Our Water sector continued to benefit from regulatory requirements, including the consent decrees in the United States that mandate municipalities to upgrade their water and wastewater facilities, as well as the continued efforts of public agencies to improve the efficiency of their operations.

The MWH acquisition added $74.1 million gross revenue to our US Energy & Resources, Environmental Services, and Infrastructure business operating units since being acquired on May 6, 2016. Approximately 70% of this revenue was generated in our Water sector and approximately 30% was generated in our Environmental Services business operating unit, our Mining sector, and our new Waterpower & Dams sector. Water had a solid quarter, mainly due to projects starting up after delays experienced earlier in the year.

Global

Gross revenue from our Consulting Services Global operations increased $73.0 million in Q2 16 compared to Q2 15 and $70.3 million year to date in 2016 compared to 2015. These increases were mainly due to the acquisition of MWH and a slight strengthening of foreign currencies (particularly in the Middle East) compared to the Canadian dollar. Organic revenue retracted year to date in our Mining sector and Buildings business operating unit. The decline in Mining resulted from the general decline in the global commodities market. Revenue retraction in Buildings was due in part to project deferrals, primarily in the Middle East, and the divestiture of our India operations in Q4 15.

Gross revenue generated from the MWH acquisition added $79.7 million to our Consulting Services Global operations since being acquired on May 6, 2016. Our Middle East Water sector had good project performance with a significant project reaching key milestones and our UK Water sector had strong activity. Acquisition revenue was partly impacted by a softening Asia Pacific Transportation sector and project delays and volume reductions in Latin American mining projects. In Australia, depressed commodity prices slowed the country’s mining and energy sectors, and infrastructure spending is down in the private and public sectors as both central and state governments address fiscal deficits.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-12	Stantec Inc.

Consulting Services by Business Operating Units

The following charts and tables summarize gross revenue and gross revenue growth in our four Consulting Services business operating units—Buildings, Energy & Resources, Environmental Services, and Infrastructure:

Gross Revenue by Business Operating Unit
	Quarter Ended June 30

(In millions of Canadian dollars, except %)	2016	% of Consulting Services Gross Revenue	2015	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2016 vs. 2015
Consulting Services
Buildings	193.4	21.4%	194.1	27.3%	(0.4%)
Energy & Resources	109.0	12.0%	106.6	15.0%	2.3%
Environmental Services	153.5	16.9%	133.7	18.8%	14.8%
Infrastructure	450.0	49.7%	275.9	38.9%	63.1%

Total	905.9	100.0%	710.3	100.0%	27.5%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Energy & Resources and Infrastructure business operating units.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-13	Stantec Inc.

	Two Quarters Ended June 30

(In millions of Canadian dollars, except %)	2016	% of Consulting Services Gross Revenue	2015	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2016 vs. 2015
Consulting Services
Buildings	413.0	24.9%	382.9	27.0%	7.9%
Energy & Resources	194.5	11.7%	238.5	16.8%	(18.4%)
Environmental Services	275.5	16.6%	264.1	18.7%	4.3%
Infrastructure	778.3	46.8%	530.5	37.5%	46.7%

Total	1,661.3	100.0%	1,416.0	100.0%	17.3%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Energy & Resources and Infrastructure business operating units.

As indicated above, gross revenue growth was impacted by acquisitions, organic revenue retraction, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact that these factors had on gross revenue earned by each Consulting Services business operating unit is summarized in the following table:

Gross Revenue by Business Operating Unit
	Quarter Ended June 30, 2016 vs. 2015

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Buildings	(0.7)	5.9	(11.8)	5.2
Energy & Resources	2.4	32.0	(30.9)	1.3
Environmental Services	19.8	24.8	(8.0)	3.0
Infrastructure	174.1	151.2	14.7	8.2

Total	195.6	213.9	(36.0)	17.7

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Energy & Resources and Infrastructure business operating units.

	Two Quarters Ended June 30, 2016 vs. 2015

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Buildings	30.1	16.8	(2.1)	15.4
Energy & Resources	(44.0)	33.9	(82.3)	4.4
Environmental Services	11.4	25.5	(23.7)	9.6
Infrastructure	247.8	186.9	36.5	24.4

Total	245.3	263.1	(71.6)	53.8

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Energy & Resources and Infrastructure business operating units.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-14	Stantec Inc.

Following are the acquisitions completed in 2015 and 2016 that impacted specific Consulting Services business operating units year to date:

• Buildings Dessau (January 2015) Sparling (February 2015) FST (October 2015) VOA (May 2016)	• Energy & Resources Dessau (January 2015) VI Engineering (July 2015) MWH (May 2016)	• Environmental Services Dessau (January 2015) FST (October 2015) MWH (May 2016)	• Infrastructure Dessau (January 2015) VA Consulting (August 2015) FST (October 2015) KBR (December 2015) Bury (March 2016) MWH (May 2016)

Buildings

Gross revenue for our Buildings business operating unit decreased 0.4% in Q2 16 compared to Q2 15 and increased 7.9% year to date in 2016 compared to 2015. This increase was due to acquisition growth and foreign exchange, because the US dollar strengthened compared to the Canadian dollar. Organic revenue retraction was 6.1% in Q2 16 compared to Q2 15 and 0.5% year to date. These retractions mainly occurred due to execution challenges on certain projects, increased competition in our design-build P3 projects, and the decline in the oil and gas sector impacting private and public spending in our Canadian and Middle East operations.

In Canada, we maintained strong activity in the healthcare, commercial, and education markets and saw steady activity in the Civic and Industrial sectors. In the United States, gross revenue has increased due to strategic acquisitions completed in 2015 and 2016. We continued to see increased opportunities in the eastern United States, particularly in our Commercial sector. We benefit from the urbanization trend of cities across North America as inner cities are revitalized. Our newly created Civic sector provides a range of services to respond to these needs.

Highlights of projects secured in the quarter include full professional services for architecture and interior design for a new applied sciences building at Tarleton State University in Stephenville, Texas, part of the Texas A&M University System. The 97,812 square-foot (9,087 square-metre) three-story building will provide state-of-the-art classroom and laboratory space, parking facilities, and academic enhancement areas to compensate for the university’s recent growth. In addition, Mecklenburg County commissioners recently selected a partnership we assembled to redevelop Brooklyn Village, 16 acres (7 hectares) of land in downtown Charlotte, North Carolina. The project involves designing, building, and operating a walkable urban village of more than 2.3 million square feet (213,697 square metres) of new development including residential, retail, hospitality, recreational, and public art spaces.

Energy & Resources

Gross revenue for our Energy & Resources business operating unit increased 2.3% in Q2 16 compared to Q2 15 and decreased year to date by 18.4 % compared to 2015. Revenue was positively impacted by acquisition growth and foreign exchange. Organic gross revenue in Energy & Resources retracted 29.0% in Q2 16 compared to Q2 15 and 34.5% year to date.

The continued weakness in the oil and gas sector in both Canada and the United States impacted our engineering services; however, it was at a reduced rate of retraction compared to Q1 16 and Q4 15. We experienced organic revenue growth in our US Power and Mining sectors, offset by organic retraction for these sectors in our Canadian operations. Throughout the significant and rapid decline in the oil and gas industry, we aligned our staffing levels with workload, managed our margins, and maintained our strong client relationships. In 2014, our Oil & Gas engineering services represented approximately 15% of our Company’s overall annual gross revenue; in 2015, it represented approximately 8%; and in Q2 16 year to date, it represented 5% of our gross revenue. This change and the change in the environmental services we provide to this industry (described below) reduce the impact of our exposure to further potential declines in this industry.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-15	Stantec Inc.

The year-to-date retraction in our Oil & Gas sector continued because of the ongoing decline and volatility in oil prices and curtailed capital spending in this sector. In our midstream business, new work in 2016 continued to be awarded for smaller projects, but was slow due to the impact of uncertain market conditions. For example, during the quarter, we were awarded work to provide environmental, biological, geotechnical drilling, engineering, and regulatory support for the third phase of a major shale gas pipeline project in northwestern Alberta. The project involves the development of 19 pipeline routes to interconnect several well pads in the area. In the upstream sector—a smaller portion of our business—projects continued to be deferred or canceled as clients adapted to lower commodity prices and market supply and demand changes.

In our Power sector, we continued securing projects as a result of infrastructure improvement, environmental compliance, and resiliency requirements in the transmission and distribution market and in the power replacement market. Our Canadian Power operations were impacted by the continued slowdown in capital spending by oil and gas clients, resulting in deferred and cancelled proposed gas generation projects. This was partly offset by year-to-date organic growth in the United States, which was driven by the renewable energy and transmission and distribution subsectors. To illustrate, during the quarter, the Sacramento Municipal Utility District selected our team to provide engineering services for various transmission line projects in the utility’s service area. The project involves upgrading several transmission lines—some of which date back to the 1950s and 1960s—ranging in voltage from 69 to 230 kilovolts.

Our Mining sector’s organic revenue retraction year to date was primarily attributable to further deterioration of the mining market. Retraction year to date was also caused by the one-time recognition of additional fees in the first half of 2015, which resulted from attaining certain performance metrics on a major project. Our Canadian and Global Mining operations retracted organically, primarily due to clients’ curtailed spending on major projects and the continued challenging macroeconomic industry conditions. As a result of this retraction, we continued to align our staffing levels to match workload. Although there is a shortage of larger capital projects, we maintained our client relationships and were successful in winning midsized projects and studies at various international locations.

The MWH acquisition added $31.3 million gross revenue, since being acquired on May 6, 2016, to our Mining, Power, and Waterpower & Dams sectors. Mining experienced project delays and decreased project activity in Latin America. During the quarter, activity increased in the Waterpower & Dams sector, especially in US East and Global operations.

Environmental Services

Gross revenue for our Environmental Services business operating unit increased 14.8% in Q2 16 compared to Q2 15 and 4.3% year to date in 2016 compared to 2015. Revenue was positively impacted by acquisition growth and by foreign exchange. Organic gross revenue in our Environmental Services business operating unit retracted 6.0% in Q2 16 compared to Q2 15 and 9.0% year to date.

Retraction in organic gross revenue year to date resulted from low commodity prices and reduced capital spending, primarily in the oil and gas midstream sector. This led to project delays and cancellations and put downward pressure on project fees. In the United States, organic gross revenue increased slightly in Q2 16 compared to Q2 15 due to growth in the Power and Transportation sectors. In 2014, our Oil & Gas environmental services represented approximately 11% of our Company’s overall gross revenue; in 2015 it represented approximately 7%; and in Q2 16 year to date, it represented 5% of our gross revenue. This change reduces the impact of our exposure to further potential declines in this industry.

In slower market conditions, clients in the industry review their supply chain for opportunities to gain efficiencies, therefore impacting our margins. The retraction slowed year to date as evidenced by some recent wins, including some new clients and an increased number of smaller project opportunities. Although oil and gas and mining continue to be challenged sectors across North America, we are maintaining backlog and market share because of our strong emphasis on operations and maintenance programs.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-16	Stantec Inc.

Growth opportunities for Environmental Services work in the power sector exist within the renewables market in both Canada and the United States. Opportunities in Canada also exist through the federal government’s plans for infrastructure spending (specifically in aboriginal communities), including water, transportation, and wastewater infrastructure projects. US federal funding programs that impact our Environmental Services remain stable.

Highlights of projects secured in the quarter include the hydrogeological study component of the Columbus tributary sub-watershed plan in southern Ontario’s Durham region. Project scope includes hydrogeological work to identify, confirm, and protect groundwater recharge and discharge areas supporting local water sources. In addition to our Environmental Services team’s work, our Community Development team is completing inventory and mapping, natural system protection and enhancement, natural system impact analysis services, and developing a master servicing plan and monitoring program. Also during the quarter, we secured a project to develop the environmental sustainability programs and environmental compliance programs and provide pre-construction biological resource monitoring along a 21-mile (34-kilometre) section of the California High Speed Rail Authority’s high-speed rail program in Kern County, California.

The MWH acquisition added $24.2 million in gross revenue, since being acquired on May 6, 2016, to our Environmental Services business operating unit. Greater than expected project activity occurred in Italy and Belgium while activity softened in the United States.

Infrastructure

Gross revenue for our Infrastructure business operating unit increased 63.1% in Q2 16 compared to Q2 15 and 46.7% year to date in 2016 compared to 2015. These increases were due to acquisition growth, foreign exchange, and strong organic growth. Organic gross revenue growth was 5.3% in Q2 16 compared to Q2 15 and 6.9% year to date. The year-to-date growth was due to strong organic growth in our Transportation sector, partly offset by retraction in Community Development. Water was stable year to date since it experienced organic revenue growth in Q2 16 compared to Q2 15, offset by retraction in Q1 16 compared to Q1 15.

Our Community Development sector saw organic gross revenue retraction year to date compared to the same period in 2015; retraction occurred in Canada (primarily in western Canada) while the United States remained stable. We perform approximately half of our Community Development work in Canada and half in the United States. The slowing economy in Alberta resulted in lower business volume, but eastern Canada remained stable, and the US market continued to improve. Excluding Alberta, both countries otherwise experienced a continued demand for housing, continued interest in urban development, and an increase in mixed-use commercial projects. We continue to work on US urban design projects, further diversifying our strong greenfield business in the sunbelt states. Additionally, opportunities for municipal parks and open space work and private sector commercial and institutional work continue to improve.

Our Transportation sector generates approximately 75% of its revenue in the United States. An expanding US economy and our North American strategic market position led to increased organic growth opportunities such as major light rail transit, roadway, and bridge projects. We expect the acquisitions of KBR and FST will further expand our presence in the United States. Our Transportation sector works on projects of various sizes; this provides diversity, which positions us to compete in both large and small markets.

Our Water sector was stable year to date compared to the same period in 2016. During Q2 16, we saw the resumption of several large projects and the start of work on new projects. We continue to benefit from regulatory requirements, including the consent decrees in the United States, which mandate municipalities to upgrade their water and wastewater facilities, as well as the continued efforts of public agencies to improve the efficiency of their operations. Our Water sectors in both Canada and the United States continue to work on existing projects, including the Regina wastewater treatment plant in Saskatchewan, and new lines of multi-year large industrial treatment projects with the Tennessee Valley Authority (TVA) in the United States are being successfully contracted.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-17	Stantec Inc.

MWH added $99.0 million in gross revenue since being acquired on May 6, 2016, to our Water and Transportation sectors. Our Middle East Water sector had good project performance with a significant project reaching key milestones. Our UK Water sector is entering year two of the Asset Management Plan (AMP) five-year cycle. Year one of the AMP cycle was slower in terms of revenue generation compared to the revenue expected to be generated in years two through four. Gross revenue earned in the United Kingdom during the quarter was negatively impacted by a decline in the pound sterling compared to the Canadian dollar—from $1.86 at the beginning of May to $1.72 on June 30, 2016, representing a 7.5% decrease. The Asian Pacific transportation sector is soft due to general macroeconomic conditions.

Highlights of work secured in the quarter include a project for the process; electrical; instrumentation and control; structural; and heating, ventilation, and cooling system engineering for the New Hamburg Wastewater Treatment Plant in New Hamburg, Ontario. Arising from the MWH acquisition, during Q2 16 we were awarded work by the San Antonio Water System (SAWS) to provide 30% design, alternative analysis, and preliminary engineering for the rehabilitation and replacement of the city’s east and west sewage sheds. The project is related to the Environmental Protection Agency’s sanitary sewer overflow consent decree. Additional early joint project wins with MWH are occurring, and a number of strategic combined large project pursuits have begun.

Construction Services

Gross revenue for Construction Services earned since the MWH acquisition on May 6, 2016 was $140.7 million; meeting expectations of management. Revenue was generated in the United States and United Kingdom.

The United States generated $82.7 million in gross revenue in Q2 16. Significant activity for Q2 16 related to strong waste plant activity in the west as various projects are in the construction phase. Also, project activity increased in the US industrial commercial and facility management market. These activities were offset by project delays in the Louisiana; Los Angeles, California; and Dallas, Texas, areas, which were impacted by rain and weather conditions. New project opportunities continue to evolve in the United States. To illustrate, during Q2 16, we were awarded work on the Avon Lake Water Pollution Control Center Plant in Avon Lake, Ohio. This improvement project will see construction of a new raw sewage pump station, screening building, sludge thickener, and final clarifier as well as major renovation of the grit facility, primary settling tanks, aeration, UV disinfection, and sludge dewatering facilities.

The United Kingdom generated $58.0 million in gross revenue in Q2 16, and we experienced increased activity in the AMP6 programs during the quarter. Gross revenue earned in the United Kingdom during Q2 16 was negatively impacted by a 7.5% decline in the pound sterling compared to the Canadian dollar.

GROSS MARGIN

For a definition of gross margin, refer to the Definitions section of our 2015 Annual Report, incorporated here by reference. Gross margin as a percentage of net revenue was 53.6% in Q2 16 compared to 54.0% in Q2 15. The year-to-date gross margin was 53.8% in 2016 compared to 54.6% in 2015. The slight decrease year to date was due to a decrease in margins in Canada partly offset by an increase in our Global margins and a slight increase in margins realized in the United States. The decrease in Q2 16 compared to Q2 15 was impacted by the addition of the Construction Services business which generates a lower margin than our Consulting Services business.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-18	Stantec Inc.

The following table summarizes gross margin percentages by reportable segments:

Gross Margin by Reportable Segments	Quarter Ended June 30		Two Quarters Ended June 30
	2016	2015	2016	2015

Consulting Services
Canada	53.3%	54.4%	53.8%	55.5%
United States	54.4%	53.6%	54.2%	53.8%
Global	59.8%	52.9%	58.0%	52.3%
Construction Services	36.6%	n/a	36.6%	n/a

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on our project execution. The fluctuations reflect our business model, which is based on providing two primary service offerings—Consulting Services and Construction Services—across diverse geographic locations, business operating units (within Consulting Services), and all phases of the infrastructure and facilities project life cycle.

In our Consulting Services Canadian operations, the decrease in gross margin in Q2 16 compared to Q2 15 resulted from the mix of projects in the quarter and execution challenges on certain projects in our Buildings business operating unit. The decrease in the Canadian gross margin year to date is mostly from the recognition of certain performance metric fees obtained in Q1 15 on a major project. Our Consulting Services Global operations had higher margins in Q2 16 compared to Q2 15 mainly resulting from higher margins on the mix of projects acquired from MWH as well as improved performance on legacy Stantec’s buildings design projects, in particular in the United Arab Emirates.

Construction Services is a high-volume, lower-margin business, and it utilizes more subconsultants compared to our Consulting Services.

Consulting Services can be further described by business operating unit. The following table summarizes our gross margin percentages by business operating unit:

Gross Margin by Business Operating Unit	Quarter Ended June 30		Two Quarters Ended June 30
	2016	2015	2016	2015

Consulting Services
Buildings	53.5%	55.2%	54.8%	55.2%
Energy & Resources	50.8%	47.3%	48.0%	49.5%
Environmental Services	57.3%	57.9%	57.3%	58.6%
Infrastructure	55.2%	54.3%	54.7%	54.9%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Energy & Resources and Infrastructure business operating units.

In our Buildings business operating unit, gross margin decreased in Q2 16 compared to Q2 15 and year to date compared to the same period in 2015 as a result of execution challenges on certain projects and increased competition in our Canadian operations. In addition, there is an increase in pursuits for design-build P3 projects. During the pursuit phase of these types of projects, we perform work at reduced margins, which are subsequently increased if our team is successful in securing the project.

Our Energy & Resources business operating unit had higher margins in Q2 16 compared to Q2 15 mainly due to the mix of projects acquired from MWH. Our Energy & Resources and Environmental Services business operating units had lower margins year to date compared to the same period in 2015 mainly because of clients’ downward pressures on fees in response to economic challenges in certain markets, in particular in the oil and gas industry. Rate fee pressures also exist in the mining and power industries.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-19	Stantec Inc.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue was 43.9% in Q2 16 compared to 41.2% in Q2 15. Our year-to-date administrative and marketing expenses as a percentage of net revenue was 43.6% in 2016 compared to 41.9% in 2015. Excluding the impact of $14.2 million in acquisition-related costs year to date and $10.8 million for Q2 16, our administrative and marketing expenses as a percentage of net revenue would have been 42.6% for both year to date and Q2 16.

Administrative and marketing expenses fluctuate from year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period as well as by business development and acquisition integration activities.

Year-to-date administrative and marketing expenses as a percentage of net revenue were higher in 2016 compared to 2015 mainly due to a $13.8 million increase in acquisition-related costs, such as legal, accounting, and financial advisory fees resulting from due-diligence services incurred for the MWH acquisition. Lease exit costs were $1.8 million in Q2 16 and $3.3 million year to date representing a $2.4 million increase year to date compared to the same period in 2015. As well, additional occupancy costs were incurred due to the time lag between acquiring a company and amalgamating offices where we have existing locations. As we continue to manage our business, we incurred employee severance costs of $2.1 million in Q2 16 and $4.5 million year to date, which was consistent with the prior year. Expenses were also impacted by the weakening average Canadian dollar compared to the US dollar. These increases were partly offset by an increase in utilization year to date compared to the same period in 2015 and 2015’s first quarter utilization being negatively impacted by the integration of Dessau’s operations.

AMORTIZATION OF INTANGIBLE ASSETS

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and trademarks with definite lives are generally amortized over an estimated useful life of 1 to 2 years. Consequently, the impact of the amortization of contract backlog and trademarks can be significant in the 4 to 8 quarters following an acquisition. Also included in intangible assets is purchased and internally generated computer software that is amortized over an estimated useful life ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets for Q2 16 and Q2 15:

Amortization of Intangibles	Quarter Ended June 30		Two Quarters Ended June 30
(In thousands of Canadian dollars)	2016	2015	2016	2015

Client relationships	7,702	2,651	11,512	7,023
Backlog	6,538	2,360	8,718	4,618
Software	4,481	3,114	9,272	6,277
Other	1,685	901	2,035	1,511
Lease disadvantage	(465)	(347)	(793)	(523)

Total amortization of intangible assets	19,941	8,679	30,744	18,906

Intangible asset amortization increased $11.3 million in Q2 16 compared to Q2 15 and $11.8 million year to date in 2016 compared to 2015. These increases resulted primarily from an increase in contract backlog and client relationships from the KBR, FST, Bury, and MWH acquisitions.

During Q2 16, we added $277.9 million in intangible assets from the MWH acquisition. The intangible assets acquired mainly consist of client relationships, contract backlog, trademarks, software, lease advantages, and lease disadvantages.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-20	Stantec Inc.

Based on the unamortized intangible asset balance remaining at the end of Q2 2016, we expect our amortization expense for intangible assets for the full year 2016 to be in the range of $74 to $76 million. The actual expense may be impacted by any new acquisitions completed after Q2 16.

NET INTEREST EXPENSE

Net interest expense increased $8.0 million in Q2 16 compared to Q2 15 and $8.4 million year to date in 2016 compared to 2015. These increases were primarily due to a $713.1 million increase in our outstanding long-term debt at June 30, 2016 compared to June 30, 2015, used primarily for the acquisition of MWH. The balance outstanding on our new revolving credit facility and term loan at June 30, 2016, was $942.8 million compared to $274.2 million on our revolving credit facility and senior secured notes at June 30, 2015. The average interest rate for our new revolving credit facility and term loan was approximately 3.0% at June 30, 2016, and approximately 2.8% at June 30, 2015, for our revolving credit facility and senior secured notes. The senior secured notes were redeemed on May 6, 2016, and a breakage fee of $3.9 million was paid and recorded in net interest expense. Our financing arrangements are further described in the Liquidity and Capital Resources section of this report.

Based on our credit balance at June 30, 2016, we estimate that a 0.5% increase in interest rates, with all other variables held constant, would have decreased net income for the first two quarters of 2016 by $856,000 and decreased basic earnings per share by $0.01. If the interest rate was 0.5% lower, there would have been an equal and opposite impact on net income and basic earnings per share.

FOREIGN EXCHANGE LOSSES AND GAINS

We recorded an immaterial foreign exchange gain in Q2 16 compared to a $0.1 million loss in Q2 15. These foreign exchange gains and losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts. The foreign exchange gain reported during the quarter was caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities.

We recorded a $56.0 million loss on the translation of our foreign operations in other comprehensive income in the first two quarters of 2016 compared to a $44.8 million gain in the same period in 2015. These unrealized gains and losses arose when translating our foreign operations into Canadian dollars. The loss during the first two quarters of 2016 was due to the strengthening of the Canadian dollar—from US$0.72 at December 31, 2015, to US$0.77 at June 30, 2016.

We estimate that at June 30, 2016, a $0.01 decrease in foreign exchange rates, with all other variables held constant, would have increased net income by $35,000 for the first two quarters of 2016 and increased basic earnings per share by less than $0.01. If the exchange rates increased by $0.01, an equal and opposite impact on net income and basic earnings per share would have occurred.

During the two quarters ended June 30, 2016, we entered into a US$773.0 million foreign currency forward contract agreement to purchase US$773,000,000 for $1,008,883,000 at fixed rates varying from 1.3236 to 1.28655 that matured on May 6, 2016. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on the purchase price of MWH to be paid in US dollars. The fair value of the contracts resulted in a realized loss of $10.2 million. We designated these foreign currency forward contracts as a cash flow hedge against the purchase price of MWH; therefore, the unrealized loss was recorded in other comprehensive income and in the consolidated statements of financial position until it was realized on the maturity date and was included as part of the consideration paid for MWH. The hedging relationship was effective to the date of maturity.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-21	Stantec Inc.

INCOME TAXES

Our effective income tax rate for the first two quarters of 2016 was 29.0% compared to 26.1% for the year ended December 31, 2015. In Q2 16, the tax rate increased to 30.4% resulting in an overall annual effective income tax rate of 29.0%. The effective tax rate is based on statutory rates in jurisdictions where the combined companies of legacy Stantec and MWH operate and on our estimated earnings in each of these jurisdictions. The MWH acquisition altered Stantec’s legacy tax profile and mix of jurisdictional earnings and tax rates resulting in an increase in the effective tax rate. We review statutory rates and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly.

Summary of Quarterly Results

The following table presents selected data derived from our consolidated financial statements for each of the most recently completed quarters. This information should be read in conjunction with the applicable interim eight unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information
(In millions of Canadian dollars, except per share amounts)	June 30, 2016	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015

Gross revenue	1,046.6	755.4	710.4	750.8
Net revenue	777.4	628.6	567.4	620.1
Net income	21.2	30.6	25.3	49.9

EPS – basic	0.20	0.33	0.27	0.53
EPS – diluted	0.20	0.32	0.27	0.53
Adjusted EPS -basic	0.37	0.40	0.35	0.59
Adjusted EPS-diluted	0.37	0.40	0.34	0.58

	June 30, 2015	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014*

Gross revenue	710.3	705.7	647.5	674.7
Net revenue	593.9	592.3	519.6	544.2
Net income	43.1	38.0	38.1	48.6

EPS – basic	0.46	0.40	0.41	0.52
EPS – diluted	0.46	0.40	0.40	0.51
Adjusted EPS – basic	0.45	0.46	0.44	0.55
Adjusted EPS – diluted	0.45	0.46	0.44	0.54

Quarterly earnings per share and adjusted earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is a result of the effect of shares issued on the weighted average number of shares. Diluted earnings per share and adjusted diluted earnings per share on a quarterly and an annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

*Earnings per share are adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-22	Stantec Inc.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on gross revenue:

Gross Revenue
(In millions of Canadian dollars)	Q2 16 vs. Q2 15	Q1 16 vs. Q1 15	Q4 15 vs. Q4 14	Q3 15 vs. Q3 14

Increase (decrease) in gross revenue due to
Acquisition growth	354.6	49.2	57.5	63.8
Organic growth (retraction)	(36.0)	(35.6)	(52.4)	(53.6)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	17.7	36.1	57.8	65.9

Total net increase in gross revenue	336.3	49.7	62.9	76.1

Q3 15 vs. Q3 14. During Q3 15, net income increased by $1.3 million, or 2.7%, from Q3 14, and adjusted diluted earnings per share for Q3 15 increased by $0.04, or 7.4%, compared to Q3 14. Net income for Q3 15 was positively impacted by an increase in revenue because of acquisitions completed in 2014 and 2015 and the impact of foreign exchange rates on revenue earned by our US subsidiaries. For our business operating units in Q3 15 compared to Q3 14, organic revenue had strong growth in Infrastructure, moderate growth in Buildings, and continued retraction in Energy & Resources. This retraction, which impacted both our Canadian and US operations, resulted mainly from the continued decline in our Oil & Gas sector. Our gross margin decreased slightly—from 54.7% in Q3 14 to 54.5% in Q3 15. Our administrative and marketing expenses as a percentage of net revenue increased slightly—from 39.3% in Q3 14 to 39.4% in Q3 15. Our net income in Q3 15 was impacted by an increase in the amortization of intangible assets, primarily due to additional intangible backlog and client relationships from some of the acquisitions completed in 2015 and 2014.

Q4 15 vs. Q4 14. During Q4 15, net income decreased by $12.8 million, or 33.6%, from Q4 14, and adjusted diluted earnings per share for Q4 15 decreased by $0.10, or 22.7%, compared to Q4 14. Net income for Q4 15 was positively impacted by an increase in revenue because of acquisitions completed in 2014 and 2015 and by foreign exchange due to the weakening of the Canadian dollar, and it was partly offset by organic revenue retraction in our Energy & Resources business operating unit. Our gross margin decreased—from 55.6% in Q4 14 to 54.1% in Q4 15—due to the mix of projects, lower margins from our Dessau acquisition, ongoing P3 pursuits, and margin pressures in the energy and resources market. Our administrative and marketing expenses as a percentage of net revenue increased—from 42.5% in Q4 14 to 43.7% in Q4 15—mainly from lower utilization and a $4.7 million increase in our share-based compensation expense. In addition, our net income was impacted by an increase in the amortization of intangible assets from acquisitions and a $4.1 million non-operating loss related to the sale of our India subsidiary. Net income was positively impacted by a decrease in our effective tax rate—from 26.3% at Q3 15 to 26.1% at Q4 15.

Q1 16 vs. Q1 15. During Q1 16, net income decreased by $7.4 million, or 19.5%, from Q1 15, and adjusted diluted earnings per share for Q1 16 decreased by $0.06, or 13.0%, compared to Q1 15. Net income for Q1 16 was positively impacted by an increase in revenue because of acquisitions completed in 2015 and 2016 and the impact of foreign exchange rates on revenue earned by our US subsidiaries. This was partly offset by organic revenue retraction in our Energy & Resources business operating unit. Our gross margin decreased—from 55.2% in Q1 15 to 53.9% in Q1 16—mainly due to the recognition of certain performance metric fees obtained in Q1 15 on a major mining project, as well as downward margin pressures in the energy and resources market. Our administrative and marketing expenses as a percentage of net revenue increased—from 42.5% in Q1 15 to 43.2% in Q1 16—mainly due to an increase in acquisition-related transaction costs and lease exist costs.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-23	Stantec Inc.

Statements of Financial Position

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2015:

Balance Sheet Summary

(In millions of Canadian dollars)	Jun 30, 2016	Dec 31, 2015	$ Change	% Change

Total current assets	1,542.3	951.4	590.9	62.1%
Property and equipment	208.5	158.1	50.4	31.9%
Goodwill	1,744.4	966.5	777.9	80.5%
Intangible assets	422.3	138.1	284.2	205.8%
Deferred tax assets	22.0	11.3	10.7	94.7%
Other financial assets	141.5	111.5	30.0	26.9%
All other assets	14.8	5.0	9.8	n/m

Total assets	4,095.8	2,341.9	1,753.9	74.9%

Provisions	35.0	22.9	12.1	52.8%
All other current liabilities	930.1	609.2	320.9	52.7%

Total current liabilities	965.1	632.1	333.0	52.7%

Long-term debt	1,022.9	232.3	790.6	340.3%
Provisions	75.0	62.6	12.4	19.8%
Net employee defined benefit liability	25.4	-	25.4	-
Deferred tax liabilities	61.7	21.3	40.4	189.7%
Other liabilities	80.2	67.7	12.5	18.5%
All other liabilities	4.5	2.6	1.9	73.1%
Equity	1,860.3	1,323.3	537.0	n/m
Non-controlling interests	0.7	-	0.7	-

Total liabilities and equity	4,095.8	2,341.9	1,753.9	74.9%

  n/m = not meaningful

Refer to the Liquidity and Capital Resources section of this report for an explanation of the changes in current assets and current liabilities.

Overall, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the strengthening Canadian dollar—from US$0.72 at December 31, 2015, to US$0.77 at June 30, 2016. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment, goodwill, intangible assets, and other financial assets increased as a result of the acquisitions completed year to date in 2016. In particular, we acquired from MWH $46.2 million of property and equipment, $743.1 million of goodwill, $277.9 million in intangible assets, and $33.4 million in other financial assets mainly relating to holdbacks on long-term contracts.

Total current and long-term debt increased mainly due to funds required for the acquisition of MWH that were drawn from our New Credit Facilities. Total current and long-term provisions increased primarily because we assumed provisions for claims and various end of employment benefit plans from MWH. We also assumed from MWH $20.5 million in net deferred tax liabilities and $22.4 million in uncertain tax positions, which is the main reason for the increase in other liabilities. In connection with the MWH acquisition, we became the sponsor of defined benefit pension plans covering certain full-time employees and past employees primarily in the United Kingdom. The

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-24	Stantec Inc.

$25.4 million net employee defined benefit liability represents the unfunded status of these plans at June 30, 2016. The benefits for these plans are based on final compensation and years of service. The plans require contributions to be made to separately administered funds maintained independently with custodians.

Our shareholders’ equity increased by $537.0 million, mainly due to a combination of $578.1 million net proceeds from the issuance of common shares, $51.8 million in net income earned in the first two quarters of 2016, share options exercised for cash, and share-based compensation expense. These increases were partly offset by a $54.7 million loss in other comprehensive income resulting mainly from unrealized losses on the translation of our foreign subsidiaries. As well, we spent $18.2 million on the repurchase of shares under our Normal Course Issuer Bid year to date through the Toronto Stock Exchange and $23.4 million in dividends declared in the quarter.

Liquidity and Capital Resources

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Management’s Discussion and Analysis in our 2015 Annual Report and updated in the Core Business and Strategy section of this report) reduces the impact of changing market conditions on operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our New Credit Facilities. This was the case for the MWH acquisition, where we financed the acquisition through the net proceeds of both a public offering and funds drawn from our New Credit Facilities (as further described in the Capital Management and Shareholders’ Equity sections of this report).

We continue to limit our exposure to credit risk by placing our cash and deposits in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. We mitigate risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

WORKING CAPITAL

The following table summarizes working capital information at June 30, 2016, compared to December 31, 2015:

(In millions of Canadian dollars, except ratio)	June 30, 2016	Dec 31, 2015	$ Change

Current assets	1,542.3	951.4	590.9
Current liabilities	(965.1)	(632.1)	(333.0)
Working capital (note)	577.2	319.3	257.9
Current ratio (note)	1.60	1.51	n/a

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further discussed in the Definitions section of our 2015 Annual Report.

Current assets increased primarily because of an $88.8 million increase in cash and deposits (further explained in the Cash Flows section of this report), a $430.5 million increase in trade and other receivables and in unbilled revenue, and a $33.1 million increase in prepaid expenses, all primarily due to the acquisition of MWH. Investment in trade and other receivables and in unbilled revenue stayed stable at 96 days at June 30, 2016, and at December 31, 2015. Income taxes recoverable increased by $34.4 million mainly due to the timing of income tax instalments for 2015 and 2016 and the acquisition of MWH.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-25	Stantec Inc.

Current liabilities increased, primarily due to a $269.1 million increase in trade and other payables, mainly attributable to the acquisition of MWH. This increase was partly offset by the timing of payments for the annual employee bonuses. In addition, billings in excess of costs increased by $93.1 million, and provisions increased by $12.1 million, primarily due to the addition of MWH. These increases were partly offset by a decrease in the current portion of long-term debt because our $70 million of senior secured notes (that were originally due May 10, 2016) were redeemed in the quarter as part of the New Credit Facilities arrangement.

CASH FLOWS

Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and summarized in the following table:

	Quarter Ended June 30			Two Quarters Ended June 30
(In millions of Canadian dollars)	2016	2015	Change	2016	2015	Change

Cash flows from (used in) operating activities	31.0	60.6	(29.6)	21.3	(27.6)	48.9
Cash flows used in investing activities	(936.3)	(15.9)	(920.4)	(1,062.6)	(161.9)	(900.7)
Cash flows from (used in) financing activities	1,023.6	(38.6)	1,062.2	1,132.7	51.0	1,081.7

Cash Flows from Operating Activities

Cash flows from operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, including annual employee bonuses. The $48.9 million increase in cash flows from operating activities year to date in 2016 compared to 2015 resulted from an increase in cash receipts from clients due to acquisition growth and a $9.0 million decrease in taxes paid as a result of paying less tax instalments. These increases in cash inflows were partly offset by an increase in cash paid to employees, which in turn was caused by an increase in the number of employees and bonuses paid year to date. As well, cash paid to suppliers increased because of our acquisition growth and the timing of various payments. Interest paid increased mainly as result of a $3.9 million breakage fee related to the redemption of our senior secured notes and an increase in our level of borrowings year over year.

Cash Flows Used in Investing Activities

Cash flows used in investing activities increased year to date in 2016 compared to 2015 due to an increase in cash used for business acquisitions. We used $1.0 billion to pay cash consideration for current year acquisitions (mainly the MWH acquisition) and notes payable for prior year acquisitions compared to $132.2 million used year to date in 2015. Also, there was a $6.9 million increase in cash outflows for the purchase of property and equipment. These increases in cash outflows were partly offset by a $13.3 million increase in cash inflows from other financial assets mainly related to the liquidation of a trust acquired from MWH.

As primarily a professional services organization, we are not capital intensive. In the past, we made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Property and equipment and software purchases totaled $11.5 million in Q2 16 compared to $6.5 million in Q2 15 and $27.3 million year to date in 2016 compared to $21.4 million for the same period in 2015. We had higher purchases in 2016 due to an increase in leasehold improvements made to various office locations and increased spending due to acquisition growth. During the remainder of 2016, we plan to continue investing in enhancements to our information technology infrastructure and enterprise systems; this will optimize and streamline business processes and prepare us for continued growth. During Q2 16, we financed property and equipment, and software purchases through cash flows from operations.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-26	Stantec Inc.

In the Management’s Discussion and Analysis in our 2015 Annual Report, we indicated that in 2016 we expected to spend approximately $33 million in total software additions and approximately $60 million in property and equipment, excluding capital assets acquired from acquisitions. As a result of the MWH acquisition on May 6, 2016, we withdraw this 2016 target and will re-evaluate our capital spending targets as part of our annual strategic planning process.

Cash Flows from Financing Activities

Cash flows from financing activities increased year to date in 2016 compared to 2015, due to a net cash inflow of $579.7 million from the issuance of shares, as well as a net cash inflow of $603.2 million from the settlement of our old revolving credit facility and senior secured notes and funds drawn on our new revolving credit facility and term loans (as further described in the Shareholders’ Equity and Capital Management sections of this report). These increases in cash inflows were partly offset by a $1.9 million increase in the payment of finance lease obligations for software, $18.2 million paid for the repurchase of shares for cancellation under our Normal Course Issuer Bid, and a $1.9 million increase in the payment of dividends year to date in 2016 compared to 2015.

Financing the MWH Acquisition

The following table provides a description of the actual sources and uses of funds relating to the MWH acquisition, transaction costs, the repayment of the existing revolving credit facility and senior secured notes compared to the estimates made in the prospectus filed on April 7, 2016.

(In millions of Canadian dollars)
Sources:	Prospectus	Actual	Variance	Uses:	Prospectus	Actual	Variance

New term loan	450.0	450.0	0.0	Net purchase price for the MWH acquisition	1,057.0	999.4	(57.6)
New revolving credit facility	454.0	439.3	(14.7)	Transaction costs (note)	56.0	53.0	(3.0)
Proceeds from the offering	504.0	603.9	99.9	Repayment of MWH indebtedness	73.0	109.9	36.9
				Repayment of existing revolving credit facility	97.0	205.9	108.9
				Redemption of senior secured notes	125.0	125.0	0.0

Total Sources:	1,408.0	1,493.2	85.2	Total Uses:	1,408.0	1,493.2	85.2

note:  Actual transaction costs consist of share issuance costs of $25.9 million, debt issuance costs of $9.4 million, acquisition-related costs of $13.8 million, and breakage fees on redemption of senior secured notes of $3.9 million.

Our actual sources of cash were $85.2 million greater than estimated mainly resulting from the underwriters exercising their over-allotment of 2,604,000 subscription receipts for $78.8 million. Our uses of cash were greater than estimated mainly because the outstanding balances at May 6, 2016, on our existing revolving credit facility and MWH’s indebtedness were greater than those included in the prospectus (which was based on December 31, 2015, balances). The purchase price for MWH was less than anticipated because the estimated US exchange rate was higher than the actual exchange rate at May 6, 2016.

CAPITAL MANAGEMENT

We manage our capital structure according to the internal guideline established in our 2015 Annual Report by maintaining a net debt to EBITDA ratio of below 2.5. At June 30, 2016, our net debt to EBITDA ratio was 3.25, calculated on a trailing four-quarter basis. There may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level for a period of time. This was the case for the MWH acquisition.

Concurrent with the closing of the acquisition of MWH, we entered into an agreement for new $1.25 billion syndicated senior secured credit facilities (New Credit Facilities) consisting of a senior secured revolving credit facility in the maximum amount of $800 million and a $450 million term loan in three tranches. The revolving credit facility expires May 6, 2020, and may be repaid from time to time at our option. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively) and tranche C in US funds of $116.7 million (due May 6, 2020). Transaction costs on the New Credit Facilities were $9.4 million and will be amortized over the life of the facilities.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-27	Stantec Inc.

The New Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance, US dollars as either a US-base rate or a LIBOR advance, or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance and by way of letters of credit. These facilities bear interest at the reference rate plus an applicable margin ranging from 0.00% to 2.75%, depending on the nature of the loan drawn and our leverage ratio (a non-IFRS measure). We will also have available additional currencies under the revolving credit facility on a case-by-case basis, dependent on availability from the lenders at the time of the drawdown. As security for the obligations under these facilities, Stantec and certain of our subsidiaries granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings subject to customary carve-outs.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At June 30, 2016, $257.9 million was available in our revolving credit facility for future activities.

We previously entered into an agreement for a $350 million revolving credit facility expiring August 31, 2018, that allowed us to access an additional $150 million under the same terms and conditions on approval from our lenders. Depending on the form under which it was accessed, rates of interest varied between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points varied, depending on our level of consolidated debt to EBITDA—from 20 to 125 for Canadian prime and US base rate loans and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. This revolving credit facility was repaid with the proceeds from the New Credit Facilities.

We previously had a bid bond facility, expiring on August 31, 2018, in the amount of $15 million that allowed us to access an additional $5 million under the same terms and conditions on approval from our lenders. This facility was used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in global currencies. As a result of entering into the agreement for the New Credit Facilities, this facility was cancelled during the quarter ended June 30, 2016.

We previously issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. These notes were ranked equally with our existing revolving credit facility. Interest on the senior secured notes was payable semi-annually in arrears on May 10 and November 10 each year until maturity or the earlier payment, redemption, or purchase in full of the notes. The senior secured notes were redeemable by Stantec, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture, with an option for us to purchase the notes for cancellation at any time. The senior secured notes were redeemed with the proceeds from the New Credit Facilities described above. The breakage fee paid on redemption was $3.9 million and was recorded in net interest expense.

We are subject to financial and operating covenants related to our New Credit Facilities. Failure to meet the terms of one or more of these covenants constitutes a default, potentially resulting in accelerated repayment of our debt obligation. In particular, we are required to satisfy the following at all times: (1) our leverage ratio must not exceed 3.0 to 1.0, except in the case of a material acquisition when our leverage ratio must not exceed 3.5 to 1.0 for a period of four complete quarters following the acquisition and (2) our interest coverage ratio must not be less than 3.0 to 1.0. The leverage ratio and interest coverage ratio are defined in the Definition of Non-IFRS Measures section of this report.

During the quarter, we were also subject to financial and operating covenants related to our $350 million revolving credit facility and senior secured notes. These facilities were repaid and redeemed, respectively, during the quarter ended June 30, 2016. In particular, we were required to satisfy the following at any time: (1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and (2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition when our consolidated debt to EBITDA ratio must not have exceed 3.0 to 1.0 for the revolving credit facility and 3.25 to 1.0 for the senior secured notes for a period of two complete quarters following the acquisition. EBITDA and EBITDAR to debt service ratios are defined in the Definitions section of our 2015 Annual Report.

We were in compliance with all of these covenants as at and throughout the period ended June 30, 2016.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-28	Stantec Inc.

SHAREHOLDERS’ EQUITY

Through a public offering completed in Q2 16, we generated net cash proceeds of $578.1 million to finance the MWH acquisition. In early April, we filed a short-form prospectus with securities regulators in Canada and the United States to allow for the issuance of $525.1 million in subscription receipts, representing the right of the holder to receive one common share upon closing of the acquisition. After share issuance costs of $22.8 million, our net proceeds were $502.3 million. The underwriters exercised their option to purchase an overallotment of 2,604,000 subscription receipts for $78.8 million under the same terms as above. After share issuance costs of $3.1 million, the net proceeds on the overallotment were $75.7 million. Therefore, the total price to the public, issuance fee, and our net proceeds were $603.9 million, $25.9 million, and $578.1 million respectively.

Share options exercised generated $1.6 million in cash during the first two quarters of 2016 compared to $5.6 million in cash generated during the same period in 2015. Our shareholders’ equity was reduced by $18.2 million year to date since we repurchased 572,825 shares through our Normal Course Issuer Bid.

Other

OUTSTANDING SHARE DATA

At June 30, 2016, 113,907,017 common shares and 3,875,491 share options were outstanding. During the period of July 1, 2016, to August 3, 2016, 22,050 share options were exercised and 1,500 share options were forfeited. At August 3, 2016, 113,929,067 common shares and 3,851,941 share options were outstanding.

CONTRACTUAL OBLIGATIONS

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations at June 30, 2016, on a discounted basis.

	Payment Due by Period

(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	1,085.6	71.0	359.7	654.5	0.4
Interest on debt	98.3	32.4	49.5	16.4	-
Operating leases	1,104.8	189.6	305.6	206.6	403.0
Finance lease obligation	24.1	13.7	8.8	1.6	-
Purchase and service obligations	37.1	15.5	13.4	8.1	0.1
Other obligations	42.9	4.6	13.0	0.9	24.4

Total contractual obligations	2,392.8	326.8	750.0	888.1	427.9

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows from Financing Activities and Capital Management sections of this report and notes 9 and 18 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2016. Operating lease commitments include obligations under office space rental agreements, storage facilities, and equipment and vehicle operating leases. Purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Other obligations include amounts payable under our deferred share unit plan and amounts payable for performance share units issued under our long-term incentive program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-29	Stantec Inc.

OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2016, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $63.5 million that expire at various dates before July 2018. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing. As part of the normal course of operations, our surety facilities allow the issuance of bonds for certain types of project work. At June 30, 2016, $499.3 million in bonds were issued under these surety facilities; the bonds expire at various dates before April 2020. This is an increase of $494.7 million from Q1 16, primarily due to the acquisition of MWH, which requires the use of construction and performance bonds related primarily to our construction business. These bonds are intended to provide owners financial security regarding the completion of their construction project in the event of default. In addition to the surety facilities, we previously had a bid bond facility that was cancelled during Q2 16 as a result of entering into the agreement for the New Credit Facilities.

FINANCIAL INSTRUMENTS AND MARKET RISK

At June 30, 2016, the nature and extent of our use of financial instruments and the risks associated with these instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2015 Annual Report and are incorporated here by reference, except for entering into foreign currency forward contracts that matured on May 6, 2016 (further described in the Foreign Exchange Losses and Gains section of this report).

RELATED-PARTY TRANSACTIONS

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business. Key management personnel—including the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), chief business officer (CBO), and executive vice presidents—have the authority and responsibility for planning, directing, and controlling the activities of the Company. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. Also from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 22 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2016, and notes 13 and 31 of our audited consolidated financial statements for the year ended December 31, 2015, which are included in our 2015 Annual Report and incorporated here by reference.

Outlook

The outlook for fiscal 2016 is based on our expectations described in our 2015 Annual Report under the heading “Outlook”, incorporated here by reference. As a result of the acquisition of MWH on May 6, 2016, we withdraw our outlook targets as explained on M-7 of this report and as originally described on pages M-54 and M-55 of the 2015 Annual Report. The geographic and business operating unit outlooks discussed in the 2015 Annual Report relate to organic revenue growth, and because our outlook for organic growth is not impacted by the acquisition of MWH in the near term, those outlooks are further discussed below.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-30	Stantec Inc.

GEOGRAPHIC OUTLOOK

Our organic revenue outlook for our Consulting Services Canadian regional operating unit is shown in the table below:

	2015 Annual Report	Q1 16	Q2 16
Consulting Services
Canada	Stable	Retraction	Retraction
United States	Moderate	Moderate	Moderate
Global	Retraction	Retraction	Retraction

Certain expectations are summarized below.

Canada

We believe our Consulting Services Canadian operations will have organic revenue retraction in 2016 compared to 2015. During the first quarter of 2016, we revised our outlook from that described in our 2015 Annual Report. This revised outlook is due to the continued weakness in the oil and gas, mining, and power sectors. However, we expect the strong macro-environment and government support for investments in infrastructure will benefit our Water and Transportation sectors and, to a lesser extent, our Buildings business operating unit. Organic revenue in 2016 is expected to be positively impacted by increased activity in sectors and geographical regions that are linked to non-energy-related sectors.

United States

We believe that our Consulting Services US operations will achieve moderate organic gross revenue growth in 2016. The US economy gained momentum in 2015, and this is expected to carry on throughout 2016. Even though growth improved in the public sector during 2015, we believe the outlook for the private sector is more favorable than for the public sector in 2016. Although there is a backlog of work within the transportation market, and public sector budgets are tight, we anticipate that the passing of the five-year US$305-billion Fixing America’s Surface Transportation (FAST) Act in Q4 15 may provide some stability going forward. We believe opportunities may exist from the recently signed Water Resources Reform and Development Act, which provides funding to the US Army Corps of Engineers to develop, maintain, and support US waterway infrastructure. Proposition 1 in California was recently approved for a $7.5 billion water bond, which has been allocated to various purposes such as water supply and flood protection, and we believe we are well positioned to secure work associated with this funding. We believe our US Environmental Services business operating unit and Power sector will continue to experience growth, driven by the renewable energy and transmission and distribution subsectors. We anticipate our newly created Civic sector will assist in opportunities presented by federal funding.

Global

We believe that our Consulting Services Global operations will result in an organic gross revenue retraction in 2016. Before acquiring MWH, these operations—mainly within our Buildings business operating unit and Mining sector—made up a small percentage of our business. With the addition of MWH, our Consulting Services Global gross revenue increased to be 7.3% of our total Consulting Services gross revenue at the end of June 30, 2016. Economic conditions and business operations in our Consulting Services Global regions are mixed. Like in Canada and the United States, we expect to leverage our local position to drive cross-selling opportunities. During Q2 16, certain projects were deferred, in particular in the Middle East. We believe the economic impact of the Brexit referendum will not, in the short term, have a significant impact on our UK operations.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-31	Stantec Inc.

BUSINESS OPERATING UNIT OUTLOOK

Our organic revenue outlook for each of our Consulting Services business operating units for fiscal 2016 has changed during the second quarter of 2016, as summarized in the table below:

	2015 Annual Report	Q1 16	Q2 16
Consulting Services
Buildings	Moderate	Moderate	Stable
Energy & Resources	Retraction	Retraction	Retraction
Environmental Services	Stable	Stable	Retraction
Infrastructure	Moderate	Moderate	Moderate

Certain expectations are summarized below.

Buildings

We believe our Buildings business operating unit will be stable in 2016 compared to 2015. During the quarter, we revised our outlook from that described in our 2015 Annual Report due to execution challenges on certain projects as well as the decline in the oil and gas sector impacting private and public spending in our Canadian and Middle East operations. However, we believe that increased opportunities exist due to the US Federal Program and the Canada Infrastructure Plan recently introduced by the federal governments. We created the Civic sector to better position ourselves to respond to these opportunities. In addition, overall, because of our top-tier positioning and global expertise—especially in healthcare, commercial, education, and airports—we believe we are well positioned to capitalize on this growth.

Energy & Resources

We believe our Energy & Resources business operating unit will further retract in the second half of 2016, albeit at a lower rate, based on expectations described in our 2015 Annual Report and incorporated here by reference. We expect our Mining and Oil & Gas sectors to continue to decline and our Power sector to remain stable.

Environmental Services

We believe our Environmental Services business operating unit will retract in 2016 compared to 2015. During the quarter, we revised our outlook from that described in our 2015 Annual Report due to the depressed oil and gas sector and based on the expectation downward pressures on fees that will continue to impact our gross revenue. Environmental Services operates in all sectors but primarily in the oil and gas, power, mining, commercial, and transportation sectors, and therefore is impacted by all of the expectations outlined for our other business operating units. We believe opportunities exist in Canada as a result of the federal government’s plans for infrastructure spending, specifically for aboriginal community water and wastewater infrastructure projects.

Infrastructure

In 2016, we expect moderate organic gross revenue growth in our Infrastructure business operating unit based on expectations described in our 2015 Annual Report and incorporated here by reference. We expect that a gradual continuation of long-term trends—particularly for population growth, urbanization, and the need to rehabilitate aging infrastructure—will further drive the requirement for our water, community development, and transportation services. We believe opportunities exist both in Canada and the United States as a result of the federal governments’ plans for infrastructure spending. The US Environmental Protection Agency’s coal combustion residuals rule may affect the coal burning power industry thereby creating additional opportunities for our Water sector. We expect that our increasing presence in various geographies will assist in generating organic growth. We anticipate that our combined water business with MWH will allow us to propose on and win projects which individually we could not have won, therefore also contributing to our organic growth.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-32	Stantec Inc.

OVERALL OUTLOOK

We believe that our outlook is to end the year with stable organic revenue growth in 2016 when compared to 2015. We define stable to be organic revenue growth in the range of -2% to 2%, and our overall organic revenue growth outlook is at the lower end of that range. We believe that our Buildings business operating unit will be stable compared to 2015, and Infrastructure will achieve moderate organic gross revenue growth. However, organic gross revenue for our Environmental Services and Energy & Resources business operating units are expected to retract in 2016 compared to 2015 since we anticipate that our Mining and Oil & Gas sectors will decline and our Power sector will remain stable.

With regards to MWH, subsequent to the close of this acquisition, our efforts have been focused on addressing the alignment of our financial systems to facilitate external reporting. We are also in the process of completing the detailed integration-level diligence required to chart a path for ultimate integration. We expect to review various segments of MWH in 2016, and we anticipate these segments will be fully integrated into Stantec’s legacy business by early 2017. We expect some of our Global operations will be reviewed and integration will occur later in 2017. Construction Services will not be integrated into Stantec’s Consulting Services platform and will be reported as a separate segment of our business. Management believes synergies associated with revenue opportunities and cross-selling capabilities as well as back-office functions are progressing and expect to be realized as we progress through the integration phases.

Our business operates in a highly diverse infrastructure and facilities market in North America and globally that consists of many technical disciplines, market sectors, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter.

Our overall outlook is based in part on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis in our 2015 Annual Report. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

Critical Accounting Estimates, Developments, and Measures

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q2 16 from those described in our 2015 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2015, audited consolidated financial statements (incorporated here by reference).

DEFINITION OF NON-IFRS MEASURES

This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, return on equity ratio, EBITDA, Adjusted EBITDA, EBITDAR, debt to EBITDA ratio, net debt to EBITDA ratio, EBITDAR to debt service ratio, Adjusted EPS, leverage ratio, interest coverage ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies.

For the first two quarters ended June 30, 2016, there has been no significant change in our description of non-IFRS measures from that included in our 2015 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and incorporated here by reference, except for adding Adjusted EBITDA, Adjusted EPS, Leverage Ratio and Interest Coverage Ratio as further described below. For additional information, refer to this discussion in our 2015 Annual Report.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-33	Stantec Inc.

We currently use EBITDA as a measure of pre-tax operating cash flow. Management defines Adjusted EBITDA and Adjusted EPS as follows:

•	Adjusted EBITDA is EBITDA adjusted for acquisition-related costs, out of ordinary course severance, and gains or losses on property and equipment, discontinued operations, and the rebalancing of our investments held for self-insured liabilities. There is no directly comparable IFRS measure for adjusted EBITDA; the most directly comparable measure is net income.

•	Adjusted EPS is earnings per share as prescribed by IFRS adjusted to exclude the amortization of acquisition-related intangibles, acquisition-related costs, out of ordinary course severance, and gains or losses on property and equipment, discontinued operations, and the rebalancing of our investments held for self-insured liabilities. There is no directly comparable IFRS measure for adjusted EPS; the most directly comparable measure is EPS.

We believe these non-IFRS measures are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance) and to provide supplemental measures of operating performance, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures.

The following ratios are referenced in our agreement for our New Credit Facilities as part of our debt covenants:

•	Leverage Ratio. This ratio is defined as total indebtedness divided by EBITDA. Total indebtedness is defined in the credit facility agreement as including all obligations for the following: borrowed money; bonds, debentures, notes or similar instruments; the deferred purchase price of property or services (excluding current accounts payable); and bankers’ acceptances plus all of the following: obligations upon which interest is customarily paid; obligations under conditional sale or other title retention agreements related to property acquired; indebtedness secured by liens on owned property; guarantees; capital lease obligations; letters of credit or guarantee; hedge exposures; and obligations to purchase, redeem, retire or otherwise acquire our equity securities. There is no directly comparable IFRS measure for leverage ratio.

•	Interest Coverage Ratio. This ratio is defined as EBITDA divided by interest expense including any interim amount payable pursuant to a hedge arrangement with respect to interest rate risk. There is no directly comparable IFRS measure for interest coverage ratio.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-34	Stantec Inc.

Below are a reconciliation of net income to EBITDA and adjusted EBITDA and a reconciliation of EPS to Adjusted EPS.

Reconciliation of Net Income to Adjusted EBITDA	Quarter Ended		Two Quarters Ended
	June 30		June 30
(In thousands of Canadian dollars)	2016	2015	2016	2015

Net income for the period	21,171	43,167	51,792	81,124
Add back:
Income taxes	9,246	16,373	21,154	30,771
Net interest expense	10,843	2,863	13,931	5,529
Depreciation of property and equipment	12,547	11,162	22,604	22,004
Amortization of intangible assets	19,941	8,679	30,744	18,906

EBITDA	73,748	82,244	140,225	158,334

Acquistion-related costs	10,787	213	14,241	466
Loss (gain) on sale of property and equipment	106	(2,491)	395	(2,491)
Rebalancing of investments held for self-insured liabilities (note 4)	-	(4,156)	-	(4,156)

Adjusted EBITDA	84,641	75,810	154,861	152,153
Reconciliation of EPS to Adjusted EPS	Quarter Ended		Two Quarters Ended
	June 30		June 30
(In thousands of Canadian dollars)	2016	2015	2016	2015

Net income for the period	21,171	43,167	51,792	81,124
Add back:
Amortization of intangible assets related to acquisitions (note 1)	10,760	4,035	15,245	9,156
Acquistion-related costs (note 2)	7,508	154	10,111	337
Loss (gain) on sale of property and equipment (note 3)	74	(1,806)	280	(1,806)
Rebalancing of investments held for self-insured liabilities (note 4)	-	(3,013)	-	(3,013)

Adjusted net income	39,513	42,537	77,428	85,798

Weighted average number of shares outstanding - basic	106,207,939	94,037,462	100,049,233	93,950,055
Weighted average number of shares outstanding - diluted	106,621,988	94,645,377	100,451,362	94,495,416

Adjusted earnings per share

Adjusted earnings per share - basic	0.37	0.45	0.77	0.91
Adjusted earnings per share - diluted	0.37	0.45	0.77	0.91

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. This amount for the quarter ended June 30, 2016 is net of tax of $4,700 (2015 - $ 1,530). For the two quarters ended June 30, 2016 this amount is net of tax of $6,227 (2015 - $3,473).

note 2: For the quarter ended June 30, 2016 net of tax $3,279 (2015 - $58). For the two quarters ended June 30, 2016 net of tax $ 4,130 (2015 - $ 128).

note 3: For the quarter ended June 30, 2016 net of tax $32 (2015 - $685). For the two quarters ended June 30, 2016 net of tax $115 (2015 - $ 685).

note 4: For the quarter ended June 30, 2016 net of tax $nil (2015 - $1,143). For the two quarters ended June 30, 2016 net of tax $ nil (2015 - $1,143).

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2016, we adopted the following amendments, further described in note 6 of our December 31, 2015, annual consolidated financial statements and note 4 of our June 30, 2016, unaudited interim consolidated financial statements:

•	Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)
•	Annual Improvements (2012–2014 Cycle)
•	Disclosure Initiative (Amendments to IAS 1)

Adopting these amendments did not have an impact on our financial position or performance.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-35	Stantec Inc.

FUTURE ADOPTIONS

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our June 30, 2016, unaudited interim consolidated financial statements and are incorporated here by reference.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

With the recent closing of the MWH acquisition, we have re-evaluated our risk factors that were described in our 2015 Annual Report. The following lists our restated risks for the combined Company:

Demand for Stantec’s services is vulnerable to economic downturns and reductions in government and private industry spending. If the economy weakens, Stantec’s revenue and financial condition may be adversely affected. For several years, the global capital and credit markets and the global economy have experienced significant uncertainty, characterized by the bankruptcy, failure, collapse, or sale of various financial institutions; the European sovereign debt crisis; and a considerable level of intervention from governments around the world. Economic conditions in Canada and a number of other countries and regions have been weak and may remain difficult for the foreseeable future.

Demand for Stantec’s services is and will continue to be vulnerable to economic downturns and reductions in government and private industry spending and is affected by the general level of economic activity in the markets in which Stantec will operate, both in North America and internationally. If the global economy weakens, then our revenue, profits, and overall financial condition may deteriorate. In addition, interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital and may also negatively affect the ability of our clients to obtain credit to finance their businesses on acceptable terms. If the operating and financial performance of our clients deteriorates or if they are unable to make scheduled payments or obtain credit, they may not be able to pay Stantec. Any inability of our clients to pay Stantec for our services may adversely affect our backlog, earnings, and cash flows.

If we are unable to adjust our workforce or service mix in a timely manner because of a downturn in a particular region, industry, or sector, the downturn could have a material adverse effect on our overall business, including liquidity and the results of operations. We cannot be certain that economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect the industry as a whole or the key markets we serve. These types of adverse economic conditions may decrease our clients’ willingness to make capital expenditures or cause them to otherwise reduce their spending on services, which could result in diminished revenue and margins for Stantec’s business. In addition, adverse economic conditions could alter the overall mix of services that clients seek to purchase, and increased competition during a period of economic decline could force us to accept contract terms that are less favorable to Stantec than we would otherwise be able to negotiate under different circumstances. Changes in our mix of services or a less favorable contracting environment may cause our revenue and margins to decline.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-36	Stantec Inc.

Stantec’s global operations increase the complexity in managing and running the business. Due to Stantec’s global platform, we will be increasingly subject to a variety of risks, including (a) greater risk of uncollectible accounts and longer collection cycles, (b) cultural, logistical, and communications challenges, (c) changes in labor conditions, (d) general social, economic, and political conditions in foreign markets, (e) international hostilities and terrorism, (f) risks related to complying with a wide variety of local, national, and international laws, together with potential adverse changes in laws and regulatory practices, (g) the difficulties and costs of staffing and managing global operations, (h) fluctuations in exchange rates, (i) multiple and possibly overlapping tax structures, (j) exchange controls and other funding restrictions, (k) political and economic instability, (l) changes in government trade policies affecting the markets for Stantec’s services, (m) embargoes, and (n) compliance with licensing requirements. In addition, Stantec will face competition in other countries from companies that may have more experience in such countries or with global operations generally.

If Stantec is not able to successfully manage its growth strategy, then its business and results of operations may be adversely affected. As a result of the acquisition of MWH, Stantec has significantly increased in size to approximately 22,000 employees, and we expect to continue to pursue our growth strategy. We must effectively communicate and manage our culture, values, standards, internal controls, and policies throughout our larger organization. Effectively communicating and managing these throughout a large global organization is both challenging and time consuming for management and the employees involved. Stantec may not be able to achieve its strategic objectives if it does not manage the challenges associated with responding to the sensitivities of cultural diversity and the particularities of local markets. Cultural differences in various countries may also present barriers to introducing new ideas and to aligning our vision and strategy throughout the organization. The inability of Stantec’s management to effectively manage its growth or the inability of our employees to achieve anticipated performance could have a material adverse effect on our business and results of operations.

The failure to source additional acquisition targets could impair Stantec’s growth. Stantec has historically supplemented its internal growth through acquisitions, joint arrangements, and investments in associates. We expect that a significant portion of any future growth will continue to come from these transactions. We may not be able to locate suitable acquisitions in North America or globally or find potential acquisitions with terms and conditions that are acceptable to us. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to find and may be available only at prices or under terms that are less favorable than they once were. Integrations can be time consuming and challenging and can result in management focusing on the integration effort. Future acquisitions may result in a decrease in our operating income or operating margins, and we may be unable to recover investments made in any such acquisitions. Acquired firms may expose Stantec to unanticipated problems or legal liabilities. Difficulties encountered while combining operations could adversely affect the Company’s businesses. This might prevent us from achieving the anticipated improvement in professional service offerings, market penetration, profitability, and geographic presence that were the key reasons for acquiring MWH. Employees of the acquired business could depart because of uncertainties and difficulties in completing the acquisition and integration or because they do not want to remain with the combined Company.

Stantec may have difficulty achieving organic growth targets. Stantec may not be able to increase the size of its operations organically. Organic growth is achieved when we meet our clients’ expectations by effectively delivering quality projects and expanding the services provided to both existing and new clients. If we are unable to effectively compete for projects, expand services to existing and new clients, and attract qualified staff, the Company will have difficulty increasing market share and achieving growth plans. Organic growth is also affected by factors such as economic conditions that are beyond Stantec’s control. During economic downturns, the ability of both private and government entities to fund expenditures may decline significantly, which could in turn have a material adverse effect on our organic growth.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-37	Stantec Inc.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations. Our clients depend on us to deliver projects on time, on budget, and at acceptable quality levels. For Stantec to succeed, internal processes must support effective professional practice standards, including having strong project managers and project management tools, an appropriate insurance program, and a simple and effective way to bill and collect from clients. If we fail to manage projects effectively, we may incur additional costs, which may in turn result in projects not being as profitable as expected. In addition, projects that are not completed on schedule further reduce profitability: staff must continue to work on them longer than anticipated, which may prevent staff from pursuing and working on new projects. Projects that are over budget or not on schedule may also lead to client dissatisfaction. Further, because of the nature of Stantec’s contracts, we commit resources to projects before we receive payments in amounts sufficient to cover our expenditures. Delays in billings and customer payments may require Stantec to make a working capital investment. In our experience, clients who withhold payment are more likely to be dissatisfied with services and are more likely to bring claims against Stantec.

Delays in payments by clients may be difficult to collect and may adversely affect Stantec’s financial condition and results of operations. Because of the nature of Stantec’s contracts, we sometimes commit resources to projects before receiving payments from our clients in amounts sufficient to cover expenditures as they are incurred. In certain cases, clients for large projects are project-specific entities and do not have significant assets other than their interests in the project. From time to time, it may be difficult to collect the payments owed by these clients. If a client fails to pay invoices on a timely basis or defaults in making payments on a project in which Stantec has devoted significant resources, there could be a material adverse effect on our liquidity or results of operations.

Stantec’s backlog of uncompleted projects is subject to unexpected adjustments and cancellations and therefore may not accurately reflect future revenue. Stantec cannot guarantee that the revenues projected in its backlog will be realized or, if realized, will result in profit. Projects may remain in backlog for an extended period of time. In addition, project delays, suspensions, terminations, cancellations, reductions in scope or other adjustments do occur from time to time in Stantec’s industry due to considerations beyond the Company’s control and may have a material impact on the value of reported backlog with a corresponding adverse impact on future revenues and profitability. Backlog reduction may adversely affect the revenues that we will actually receive from contracts reflected in backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of backlog and the revenues that we actually receive.

Stantec has several long-term government contracts, some of which are funded only on a year-by-year basis. If appropriations for funding are not made in subsequent years of a multiple-year contract, Stantec may not be able to realize all of its anticipated revenue and profit from that project. In addition, a delay in completing the budget process of a governmental client could delay procurement of Stantec’s services and have an adverse effect on its future revenue. A portion of Stantec’s revenue is derived from contracts with agencies and departments of local, regional, state, federal, and foreign governments as well as foreign regulated utilities. Many government contracts are subject to the government’s budgetary approval process. Legislatures and governmental agencies typically appropriate funds for a given program on a year-by-year basis, even though contract performance may take more than one year. As a result, at the beginning of a program, the related contract is only partially funded and additional funding is normally committed only as appropriations are made in each subsequent fiscal year. These appropriations and the timing of payment of appropriated amounts may be influenced by, among other things, the state of the economy, competing priorities for appropriation, changes in administration or control of legislatures, the timing and amount of tax receipts, and the overall level of government expenditures. If appropriations are not made in subsequent years on our government contracts, then we will not realize all of our potential revenue and profit from that contract.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-38	Stantec Inc.

Interruption to systems and network infrastructure and the inability to enhance its cybersecurity may cause delays and loss of critical data and could delay or prevent operations and cause prejudice to Stantec’s clients. Stantec relies heavily on its core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications to sustain business operations and remain competitive. If we are unable to scale this core infrastructure and constantly upgrade our applications, systems, and network infrastructure, as well as attract and retain our key information technology (IT) personnel, then our service delivery and revenues could be interrupted or delayed. If we do not have strong leadership in the IT field, we run the risk of failing to adequately plan and respond to the organization’s IT infrastructure needs; this could severely impair our ability to meet our clients’ needs. Similarly, we must adequately plan for and successfully implement each initiative for the IT projects we wish to deploy. Failure to do so could cause system interruptions and loss of critical data, could delay or prevent operations, and could adversely affect our operating results, liquidity, or financial position. In addition, Stantec’s computer and communications systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, computer viruses, physical or electronic security breaches, or similar events or disruptions. The adverse financial impacts of these events could include remediation costs, costs associated with increased protection, lost revenues, litigation costs, and reputational damage leading to lost clients.

Stantec also faces the threat of unauthorized system access, computer hackers, malicious code, and organized cyberattacks. Although we devote significant resources to the security of Stantec’s computer systems, we may still be vulnerable to threats. Anyone who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in system operations. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches, or to alleviate problems caused by disruptions and breaches. If we are unable to enhance our Company’s cybersecurity to prevent or contain network and data breaches or other unauthorized access to corporate systems, we run the risk that service delivery and revenue generation capabilities could be interrupted, delayed, or destroyed. As well, adversaries may seek information about critical infrastructure projects that Stantec is engaged in; consequently, we have a critical requirement to protect sensitive project information, including as-built and future design documents. Any of these or other events could cause system interruptions, delays, and loss of critical data; could delay or prevent operations; and could cause prejudice to Stantec’s clients.

If Stantec fails to attract, retain, and mobilize skilled employees, it would adversely affect Stantec’s ability to execute its strategy. Stantec derives revenue almost exclusively from services performed by its employees. Therefore, one crucial driver of our success is our ability to attract, retain, and develop highly qualified people. There is significant competition—from major consulting, boutique consulting, engineering, public agency, research, and other professional services firms—for talented people with the skills necessary to provide the types of services that we require to execute our strategy. Our inability to attract and retain highly qualified staff could impede our ability to secure and complete engagements and maintain or expand our client relationships. If Stantec’s high-performing, high-potential employees are not engaged or, worse, are disengaged, unable, or unwilling to continue employment with our Company—and we do not have a well-developed succession plan in place before their departure—our business, operations, and prospects may be adversely affected.

Stantec bears the risk of cost overruns on fixed-price contracts. Stantec may experience reduced profits or, in some cases, losses under these contracts if costs increase above Stantec’s estimates. As Stantec grows, we have the opportunity to work on larger and more complex projects. While our business has historically followed a fee-for-service model, some clients in select markets and business operating units are demanding alternative project delivery methods (such as bundled services of engineering, procurement, and construction; design-builds; and public-private partnerships). Failure to respond to these market demands may result in clients awarding projects to Stantec’s competitors, resulting in lost revenue. For work that we choose to engage in with clients who have more strenuous conditions attached to their projects, poor project management may result in a higher probability of cost overruns and liabilities.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-39	Stantec Inc.

As a corollary to the above, with the addition of the Construction Services business of MWH, Stantec increased its participation in fixed-price contracts and/or contracts with a guaranteed maximum price. There is risk inherent in such contracts because Stantec agrees to the fixed selling price of the project at the time it enters into the contract or at a time before performing the services, and the price may not adequately compensate us for the actual cost to perform the agreed-upon services. The selling price is based on estimates of the ultimate cost of the contract, and Stantec assumes substantially all risks associated with completing the project, as well as any post-completion warranty obligations. In connection with projects covered by fixed-price contracts, Stantec bears the risk of cost overruns, operating cost inflation, labor availability and productivity, and supplier and subcontractor pricing and performance. When making proposals for engagements on these fixed-price contracts, Stantec relies heavily on its estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. Stantec also assumes the risks related to the revenue, cost, and gross profit realized on these contracts, which can vary, sometimes substantially, from the original projections due to changes in a variety of other factors, including, but not limited to:

•	Engineering design changes
•	Accuracy in the estimates’ scope and number of unit items included in the price
•	Unanticipated technical problems
•	Changes in the costs of components, materials, or labor
•	Difficulties in obtaining required governmental permits or approvals
•	Changes in local laws and regulations
•	Changes in local labor conditions
•	Project modifications creating unanticipated costs
•	Delays caused by local weather conditions
•	Stantec’s project owners’, suppliers’, or subcontractors’ failure to perform

These risks may be exacerbated by the length of time between signing a contract and completing the project because many fixed-price projects are long-term. The term of some of Stantec’s contracts can be as long as five years. Long-term, fixed-price projects often subject Stantec to penalties if portions of the project are not completed within agreed-upon time limits. Therefore, significant losses can result from performing large, long-term projects on a fixed-price basis. Our failure to accurately estimate costs or the resources and technology needed to perform our contracts or to effectively manage and control our costs during the performance of our work could result in, and in some instances has resulted in, reduced profits or in losses. More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of these contracts, including costs and delays caused by contractual disputes or other factors outside of the Company’s control, could make these contracts less profitable or unprofitable.

The outcome of claims and litigation and the threat of a major loss, even if Stantec is ultimately found not liable for it, could adversely impact its business. The threat of a major loss, such as the filing of a design defect lawsuit against Stantec for damages in excess of Stantec’s professional liability insurance limits, could adversely impact our business even if after several years of protracted legal proceedings, Stantec is ultimately not found liable for the loss or claim. Further, the risk associated with the threat of a major loss is increased in the context of a construction-related major loss. The threat could be deemed by Stantec’s bankers to be a material adverse event under Stantec’s credit facility, and they could immediately cut off the liquidity we need to fund our day-to-day operations. The threat could also adversely affect Stantec’s business because of its effect on Stantec’s reputation, and our inability to win or renew contracts pending a determination of liability could harm our operations and reduce our profits and revenues.

Project sites are inherently dangerous workplaces. Failure to maintain safe work sites could have an adverse impact on Stantec’s business, financial condition, and results of operations. Stantec’s Health, Safety & Environment program is aimed at reducing risks to people, the environment, and our business. These risks could result in personal injury, loss of life, or environmental or other damage to Stantec’s property or the property of others. Construction and maintenance sites are inherently dangerous workplaces and place Stantec’s employees in close proximity to mechanized equipment, moving vehicles, chemical and manufacturing processes, highly regulated materials, and other work site dangers. Because Stantec is a multinational company, our employees travel to and

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-40	Stantec Inc.

work in high-security-risk countries around the world that are undergoing political, social, and economic problems resulting in war, civil unrest, criminal activity, acts of terrorism, or public health crises. We may incur material costs to maintain the safety of our personnel and consultants. If we have inadequate health and safety policies and practices, we could be exposed to civil or statutory liability arising from injuries or deaths. If we cannot insure or elect not to insure because of high premium costs or other reasons, Stantec could become liable for damages arising from these events. If we require additional time to complete projects or we lose employee time because of injury on projects that have sustained environmental, health, and safety incidents, we risk incurring additional costs. Further, we risk losing existing projects if our Health, Safety & Environment program and metrics fail to meet our clients’ expectations.

Stantec operates in many different jurisdictions and it could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anticorruption laws. The United States Foreign Corrupt Practices Act (FCPA) and similar worldwide anticorruption laws, including the U.K. Bribery Act and the Corruption of Foreign Public Officials Act of 2010 (Canada) (CFPOA), generally prohibit companies and their intermediaries from making improper payments to non-US officials for the purpose of obtaining or retaining business. Stantec’s internal policies mandate compliance with these anticorruption laws, including the requirements to maintain accurate information and internal controls which may fall within the purview of the FCPA, its books and records provisions, or its anti-bribery provisions. Stantec operates in many parts of the world that have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anticorruption laws may conflict with local customs and practices. Despite Stantec’s training and compliance programs, it cannot assure that its internal control policies and procedures always will protect it from reckless or criminal acts committed by its employees or agents. Stantec’s continued expansion outside the United States and Canada, including in developing countries, could increase the risk of such violations in the future. Also, from time to time, government investigations of corruption in construction-related industries affect Stantec and its peers. Violations of these laws or allegations of such violations could disrupt Stantec’s business and result in a material adverse effect on our results of operations or financial condition.

Misconduct by Stantec’s employees, partners, or consultants or Stantec’s failure to comply with laws or regulations applicable to its business could damage Stantec’s reputation. Stantec’s stakeholders—such as investors, employees, and clients—respond quickly to negative news about Stantec, especially when we have failed to meet our commitments. Misconduct, fraud, or other improper activities caused by Stantec’s employees, partners, or consultants, including failure to comply with laws or regulations, could have a significant negative impact on our business and reputation. Such improper conduct could include the failure to comply with procurement regulations; regulations regarding the protection of classified information; legislation regarding the pricing of labor and other costs in government contracts; regulations on lobbying or similar activities; import-export controls; the FCPA, the CFPOA, and similar anti-bribery laws; antiboycott laws; and other applicable laws or regulations. Stantec’s failure to comply with applicable laws or regulations or misconduct by any of its employees or consultants could subject it to fines and penalties, require disclosure of such violations or conduct in proposals to government clients, disqualify it from or lessen its chances for government contract awards, or result in cancellation of contracts or suspension or debarment from contracting with government agencies, any of which may adversely affect its business.

Force majeure events could negatively impact Stantec’s ability to complete client work. Stantec’s offices, computer and communications systems, and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, or other similar events. If we fail to maintain clear crisis communications plans, effective emergency response plans, and effective pandemic response plans, it puts our employees and clients at risk. Failure to quickly respond to crises could adversely affect our ability to start or complete work for clients, which in turn could lead to client dissatisfaction and claims.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-41	Stantec Inc.

Inadequate internal or disclosure controls over financial reporting may result in material misstatements in Stantec’s financial statements and public disclosure. Inadequate internal or disclosure controls over financial reporting could result in material misstatements in Stantec’s financial statements and related public disclosures. This could lead to a loss of market confidence and a decrease in market value. Inadequate controls could also result in other risks: fraud, system downtime, delayed processing, inappropriate decisions based on non-current internal financial information, or the inability to continue business operations.

The nature of Stantec’s engineering and construction services exposes it to various rules and regulations and potential liability, claims, fines, or sanctions that may reduce its profitability. Stantec is subject to a variety of regulations and standards. Stantec’s business model includes a range of business operating units and jurisdictions, each with its own set of rules and regulations. Compliance with additional regulations and standards could materially increase Stantec’s costs, and noncompliance with laws and regulations could have a significant impact on results. Stantec engages in engineering and construction activities for large, complex, and sometimes iconic facilities where design, construction, or systems failures can result in substantial injury or damage to clients or to third parties or can significantly harm Stantec’s reputation. For example, a design or construction failure in a dam could result in the substantial loss of life, significant economic costs, and property and environmental damage for which Stantec may be subject to claims and lawsuits.

Water and wastewater operations are subject to extensive laws and regulations that govern the protection of the environment, health and safety, the quality of the water, water allocation rights, and the manner in which Stantec collects, treats, and discharges wastewater. Given the nature of Stantec’s business, which, in part, involves providing services to clients to allow them to supply water for human consumption, Stantec could be held liable for environmental damage as well as damages arising from toxic tort or other lawsuits or criminal enforcement actions or other consequences arising out of human exposure to hazardous substances in water supplied by our clients. Stantec could also be exposed to liability if our clients experience system failures as a result of a deficiency in its water treatment or wastewater collection services.

Stantec’s business requires it to make judgments and recommendations about environmental, structural, geotechnical, and other conditions at project sites. If Stantec’s performance, judgments, or recommendations are later found to be incomplete or incorrect, then it may be liable for the resulting damages. Stantec is, has been, and in the future may be named as a defendant in or threatened with legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. In addition, Stantec’s operations are subject to the usual hazards inherent in providing engineering and construction services, such as the risk of work accidents, fires, and explosions. These hazards can cause personal injury and loss of life, business interruptions, property damage, pollution, and other environmental damages. Stantec may be subject to claims as a result of these hazards.

Changes to tax laws and regulations may adversely affect Stantec’s effective tax rate, thereby adversely affecting its financial condition and results of operations. Stantec is subject to income taxes in various foreign jurisdictions. The tax legislation, regulations, and interpretations that apply to Stantec’s operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which it operates. Significant judgment is required to determine the required provision for income taxes, and management uses accounting and fiscal principles to determine income tax positions that it believes are likely to be sustained by applicable tax authorities. However, there is no assurance that Stantec’s tax benefits or tax liability will not materially differ from Stantec’s estimates or expectations. In the ordinary course of business, the ultimate tax determination is uncertain for many transactions and calculations. Any of the above factors could have a material adverse effect on Stantec’s net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as Stantec grows. An increase or decrease in Stantec’s effective tax rate could have a material adverse impact on our financial condition and results of operations.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-42	Stantec Inc.

As a result of the acquisition of MWH, Stantec has defined benefit plans that currently have a significant deficit which could grow in the future and cause it to incur additional costs. Following the acquisition, Stantec has foreign-defined benefit pension plans for certain employees. As at June 30, 2016, the defined benefit pension plans had an aggregate deficit (the excess of projected benefit obligations over the fair value of plan assets) of approximately $25.4 million. In the future, the Company’s pension deficits may increase or decrease depending on changes in the levels of interest rates, pension plan performance, and other factors. If the Company is forced or elects to make up all or a portion of the deficit for unfunded benefit plans over a short period of time, its cash flow could be materially and adversely affected.

Subsequent Events

On August 3, 2016, we declared a cash dividend of $0.1125 per share payable on October 13, 2016, to shareholders of record on September 30, 2016.

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this management’s discussion and analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2016 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to:

•	The discussion of our goals in the Core Business and Strategy section, including but not limited to our plan to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth;

•	Our annual and long-term targets and expectations for our regional and business operating units in the Outlook – Business Operating Unit Outlook and Results – Gross and Net Revenue sections;

•	Our annual overall outlook under the Outlook – Overall Outlook section;

•	Our expectation on the timing for completion of integration of MWH in the Outlook – Overall Outlook section;

•	Our expectations regarding our sources of cash and ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section; and

•	Our statements about our expectation and abilities to build on the construction capabilities of MWH, expand our current North American acquisition strategy into global markets, and our expectations for revenue breakdown geographically in the Core Business and Strategy section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-43	Stantec Inc.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section of this report.

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2016 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2016 are listed in the Outlook section beginning on page M-54 of our 2015 Annual Report. The following information updates and, therefore, supersedes those assumptions.

•	To establish our level of future cash flows, we assumed that the Canadian dollar would remain relatively stable during 2016. We also assumed that our average interest rate would remain relatively stable in 2016 compared to 2015. The Canadian dollar closed at US$0.77 on June 30, 2016, compared to US$0.72 on December 31, 2015. The average interest rate for our new revolving credit facility and term loan was 3.0% at June 30, 2016, compared to 1.72% at December 31, 2015. To establish our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2016 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate was 29.0% as at June 30, 2016, compared to 26.1% for the year ended December 31, 2015 (further explained on page M-22).

•	In our 2015 Annual Report, the Bank of Canada forecasted GDP growth would be 1.6% in 2016 and the overnight target rate would be 0.50%. The GDP forecast for 2016 has since been revised to 1.3%.

•	In our 2015 Annual Report, the US Congressional Budget Office forecasted GDP growth would be 2.7% in 2016. The GDP forecast for 2016 has since been revised to 2.5%.

•	In our 2015 Annual Report, we noted that according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of total housing starts in the United States were expected to increase to 1,257,000 units in 2016. This forecast has since been revised to 1,176,000 units in 2016.

•	In our 2015 Annual Report, we noted that the Energy Information Administration’s (EIA’s) projected oil production in the United States was expected to decline over the first three quarters of 2016 and increase again in the fourth quarter of 2016. The EIA has since revised its forecast to an expected decline through to Q2 17 and to increase again in the fourth quarter of 2017.

•	In our 2015 Annual Report, we noted that the World Bank forecasted 2016 global real GDP growth of 3.3%, 3.7% for the Middle East and North Africa, and 2.6% for the United Kingdom. These forecasts have since been revised to 2.4% growth for global, 2.9% for the Middle East and North Africa, and 2.0% for the United Kingdom.

•	In our 2015 Annual Report, we noted that the Federal Reserve is expected to gradually increase the federal funds rate throughout 2016. We now expect the rate will increase at a slower rate than originally anticipated.

The Core Business and Strategy and Outlook sections of this report contain forward-looking information regarding the MWH acquisition. Certain material assumptions were made in making the forward-looking statements regarding the MWH acquisition, including the following:

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-44	Stantec Inc.

•	With respect to management’s intent to leverage the brand equity of MWH and the ability to cross-sell, management has assumed that it will be able to deploy the capabilities of MWH to Stantec’s existing clients and cross-sell Stantec’s services across the global network of MWH consistent with management’s expectations.

•	With respect to synergies, management has assumed the ability to integrate the business of MWH in a timely manner and that the combined Company will be able to achieve synergies consistent with management’s current expectations. Risk factors include the ability of the Company to successfully leverage the Company’s back office functions, optimize its operational footprint and realize expected revenue opportunities consistent with management’s current expectations.

•	With respect to enhanced efficiency of the combined Company, management has assumed that it will be able to implement its best practices in the combined Company.

•	With respect to the combined Company’s ability to grow in a manner consistent with Stantec’s historical growth, management has assumed that the combined Company can achieve organic and acquisition growth consistent with recent past performance.

With regards to these assumptions relating to statements throughout this report regarding the ability of the Company to gain synergies and build on MWH’s capabilities, the risk factors include those risk factors referred to under the Risk Factors section of this report.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained here represent our expectations as of August 3, 2016, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2016, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis (unaudited) June 30, 2016	M-45	Stantec Inc.

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	Notes	June 30 2016 $	December 31 2015 $

ASSETS	9
Current
Cash and deposits	6	156,173	67,342
Cash in escrow	6	13,086	8,646
Trade and other receivables	7	766,534	570,577
Unbilled revenue		463,463	228,970
Income taxes recoverable		54,129	19,727
Prepaid expenses		62,170	29,022
Other financial assets	8	24,150	26,722
Other assets		2,629	386

Total current assets		1,542,334	951,392
Non-current
Property and equipment		208,454	158,085
Goodwill		1,744,403	966,480
Intangible assets		422,299	138,079
Investments in joint ventures and associates		9,627	4,467
Deferred tax assets		22,049	11,254
Other financial assets	8	141,470	111,479
Other assets		5,184	643

Total assets		4,095,820	2,341,879

LIABILITIES AND EQUITY
Current
Trade and other payables	15	621,324	352,199
Billings in excess of costs		202,270	109,159
Income taxes payable		3,115	-
Long-term debt	9	83,490	133,055
Provisions	10	35,000	22,878
Other financial liabilities		1,711	2,601
Other liabilities	12	18,221	12,162

Total current liabilities		965,131	632,054
Non-current
Long-term debt	9	1,022,888	232,301
Provisions	10	75,047	62,572
Net employee defined benefit liability	11	25,441	-
Deferred tax liabilities		61,702	21,256
Other financial liabilities		4,447	2,748
Other liabilities	12	80,153	67,688

Total liabilities		2,234,809	1,018,619

Shareholders’ equity
Share capital	15	867,450	289,118
Contributed surplus	15	17,188	15,788
Retained earnings		864,779	852,725
Accumulated other comprehensive income		110,891	165,629

Total shareholders’ equity		1,860,308	1,323,260

Non-controlling interests		703	-

Total liabilities and equity		4,095,820	2,341,879

See accompanying notes

F-1	Stantec Inc.

Consolidated Statements of Income

(Unaudited)

		For the quarter ended		For the two quarters ended
		June 30		June 30

(In thousands of Canadian dollars, except per share amounts)	Notes	2016 $	2015 $	2016 $	2015 $

Gross revenue		1,046,642	710,254	1,802,025	1,415,977
Less subconsultant and other direct expenses		269,316	116,336	396,051	229,775

Net revenue		777,326	593,918	1,405,974	1,186,202
Direct payroll costs	19	360,420	273,138	649,929	538,271

Gross margin		416,906	320,780	756,045	647,931
Administrative and marketing expenses	5,11,15,19	341,630	244,968	613,307	496,426
Depreciation of property and equipment		12,547	11,162	22,604	22,004
Amortization of intangible assets		19,941	8,679	30,744	18,906
Net interest expense	9	10,843	2,863	13,931	5,529
Other net finance expense		2,524	739	3,652	1,577
Share of income from joint ventures and associates		(704)	(516)	(1,076)	(1,155)
Foreign exchange (gain) loss		(39)	94	65	(34)
Other income	20	(253)	(6,749)	(128)	(7,217)

Income before income taxes		30,417	59,540	72,946	111,895

Income taxes
Current		6,868	17,103	20,909	31,204
Deferred		2,378	(730)	245	(433)

Total income taxes		9,246	16,373	21,154	30,771

Net income for the period		21,171	43,167	51,792	81,124

Weighted average number of shares outstanding – basic		106,207,939	94,037,462	100,049,233	93,950,055

Weighted average number of shares outstanding – diluted		106,621,988	94,645,377	100,451,362	94,495,416

Shares outstanding, end of the period		113,907,017	94,186,720	113,907,017	94,186,720

Earnings per share
Basic		0.20	0.46	0.52	0.86

Diluted		0.20	0.46	0.52	0.86

See accompanying notes

F-2	Stantec Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	For the quarter ended June 30			For the two quarters ended June 30

(In thousands of Canadian dollars)	Note	2016 $	2015 $	2016 $	2015 $

Net income for the period		21,171	43,167	51,792	81,124

Other comprehensive income (loss) (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations		(7,721)	(452)	(55,976)	44,824
Unrealized loss on foreign currency hedge	13	(262)	-	(10,244)	-
Reclassification of realized loss on foreign currency hedge	13	10,244	-	10,244	-
Net unrealized (loss) gain on available-for-sale financial assets		665	(1,511)	1,260	1,171
Net realized gain on available-for-sale financial assets transferred to income		-	(4,156)	-	(4,466)
Income tax effect on available-for-sale financial assets		(12)	100	(22)	58

Other comprehensive income (loss) for the period, net of tax		2,914	(6,019)	(54,738)	41,587

Total comprehensive income (loss) for the period, net of tax		24,085	37,148	(2,946)	122,711

See accompanying notes

F-3	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

					Accumulated
	Shares	Share	Contributed		Other
	Outstanding	Capital	Surplus	Retained	Comprehensive
	(note 15)	(note 15)	(note 15)	Earnings	Income	Total
(In thousands of Canadian dollars,
except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2014	93,836,258	276,698	13,490	735,917	60,140	1,086,245

Net income				81,124		81,124
Other comprehensive income					41,587	41,587

Total comprehensive income				81,124	41,587	122,711
Share options exercised for cash	350,462	5,649				5,649
Share-based compensation expense			2,613			2,613
Reclassification of fair value of share options previously expensed		1,739	(1,739)			-
Dividends declared				(19,747)		(19,747)

Balance, June 30, 2015	94,186,720	284,086	14,364	797,294	101,727	1,197,471

Balance, December 31, 2015	94,435,898	289,118	15,788	852,725	165,629	1,323,260

Net income				51,792		51,792
Other comprehensive loss					(54,738)	(54,738)

Total comprehensive income (loss)				51,792	(54,738)	(2,946)
Share options exercised for cash	79,944	1,592				1,592
Share-based compensation expense			1,928			1,928
Shares repurchased under Normal Course Issuer Bid	(572,825)	(1,754)	(95)	(16,361)		(18,210)
Shares issued, net of transaction costs (note 15)	19,964,000	578,061	-	-		578,061
Reclassification of fair value of share options previously expensed		433	(433)			-
Dividends declared (note 15)				(23,377)	-	(23,377)

Balance, June 30, 2016	113,907,017	867,450	17,188	864,779	110,891	1,860,308

 See accompanying notes

F-4	Stantec Inc.

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended June 30		For the two quarters ended June 30

		2016	2015	2016	2015
(In thousands of Canadian dollars)	Notes	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		1,036,015	707,840	1,814,452	1,334,017
Cash paid to suppliers		(459,169)	(239,643)	(744,541)	(479,314)
Cash paid to employees		(517,445)	(379,246)	(999,322)	(834,743)
Interest received		2,451	542	2,942	1,221
Interest paid		(14,812)	(5,437)	(16,521)	(6,477)
Finance costs paid		(2,408)	(568)	(3,429)	(1,245)
Income taxes paid		(13,770)	(23,515)	(33,598)	(42,640)
Income taxes recovered		95	636	1,320	1,532

Cash flows from (used in) operating activities	21	30,957	60,609	21,303	(27,649)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(932,562)	(16,398)	(1,039,960)	(132,242)
Cash held in escrow	6	(914)	-	(7,667)	(6,000)
Dividend distributions from investments in joint ventures and associates		117	289	572	1,299
(Purchase) proceeds of investments held for self-insured liabilities		(5,401)	2,076	(5,183)	(4,057)
Decrease (increase) in other financial assets		11,916	4,484	13,030	(318)
Proceeds from lease inducements		197	74	1,961	560
Purchase of intangible assets		(315)	(383)	(981)	(2,081)
Purchase of property and equipment		(11,156)	(6,140)	(26,289)	(19,354)
Proceeds on disposition of property and equipment		1,770	143	1,897	297

Cash flows used in investing activities		(936,348)	(15,855)	(1,062,620)	(161,896)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of revolving credit facility		(118,534)	(32,344)	(138,540)	(36,841)
Proceeds from revolving credit facility		258,227	-	426,112	110,311
Repayment of senior secured notes		(125,000)	-	(125,000)	-
Proceeds from term loan		450,000	-	450,000	-
Transaction costs on long-term debt		(9,373)	-	(9,373)	-
Payment of finance lease obligations		(300)	(402)	(11,497)	(9,572)
Repurchase of shares for cancellation	15	-	-	(18,210)	-
Proceeds from issue of share capital		604,955	4,024	605,503	5,649
Transaction costs for issue of shares		(25,850)	-	(25,850)	-
Payment of dividends to shareholders	15	(10,563)	(9,862)	(20,479)	(18,542)

Cash flows from (used in) financing activities		1,023,562	(38,584)	1,132,666	51,005

Foreign exchange (loss) gain on cash held in foreign currency		(373)	18	(2,518)	2,132

Net increase (decrease) in cash and cash equivalents		117,798	6,188	88,831	(136,408)
Cash and cash equivalents, beginning of the period		38,375	11,108	67,342	153,704

Cash and cash equivalents, end of the period	6	156,173	17,296	156,173	17,296

 See accompanying notes

F-5	Stantec Inc.

Index to the Notes to the Unaudited Interim

Condensed Consolidated Financial Statements

Note		Page

1	Corporate Information	F-7

2	Basis of Preparation	F-7

3	Basis of Consolidation	F-7

4	Recent Accounting Pronouncements and Changes to Accounting Policies	F-8

5	Business Acquisitions	F-8

6	Cash and Cash Equivalents	F-12

7	Trade and Other Receivables	F-12

8	Other Financial Assets	F-13

9	Long-Term Debt	F-14

10	Provisions	F-16

11	Net Employee Deferred Benefit Liability	F-17

12	Other Liabilities	F-18

13	Derivitive Financial Instruments	F-18

14	Commitments	F-19

15	Share Capital	F-19

16	Fair Value Measurements	F-22

17	Financial Instruments	F-23

18	Capital Management	F-25

19	Employee Costs	F-26

20	Other Income	F-26

21	Cash Flows from Operating Activities	F-27

22	Related-Party Disclosures	F-27

23	Segmented Information	F-30

24	Events after the Reporting Period	F-33

25	Comparative Figures	F-33

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. CORPORATE INFORMATION

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the quarter ended June 30, 2016, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on August 3, 2016. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN.

The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through design, construction, and commissioning.

2. BASIS OF PREPARATION

These consolidated financial statements for the quarter ended June 30, 2016, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting (IAS 34). The consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s December 31, 2015, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the Company’s annual consolidated financial statements for the year ended December 31, 2015, except for the following:

•	the accounting policy in note 11 regarding the defined benefit pension plan acquired in the second quarter of 2016 in connection with the acquisition of MWH Global, Inc. (described in note 5); and

•	the accounting policy in note 13 regarding forward contracts entered into in the first two quarters of 2016.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Company’s December 31, 2015, annual consolidated financial statements except for the addition of significant judgments and estimates in note 11 regarding the defined benefit plan acquired in the second quarter of 2016 in connection with the acquisition of MWH Global, Inc.

3. BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at June 30, 2016.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries and structured entities are prepared as at June 30, 2016. All intercompany balances are eliminated.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-7	Stantec Inc.

4. RECENT ACCOUNTING PRONOUNCEMENTS AND CHANGES TO ACCOUNTING POLICIES

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2016. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments provide guidance on accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined by IFRS 3 Business Combinations (IFRS 3). The acquirer applies all principles on business combinations accounting in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11 Joint Arrangements. In addition, the acquirer must disclose the information required by IFRS 3 and other IFRSs for business combinations. This amendment is effective January 1, 2016, on a prospective basis.

•	In September 2014, the IASB issued Annual Improvements (2012-2014 Cycle) to make necessary but non-urgent amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations; IFRS 7 Financial Instrument: Disclosures; IAS 19 Employee Benefits; and IAS 34. These amendments are effective January 1, 2016, on a retrospective basis, except for IAS 34, which is effective on a prospective basis.

•	In December 2014, the IASB issued Disclosure Initiative (Amendments to IAS 1). It provides amended guidance about materiality and the order of the notes to the financial statements. These amendments are effective January 1, 2016.

Future adoptions

The standards, amendments, and interpretations issued before 2016 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2015, annual consolidated financial statements. The following additional amendments were issued in 2016 and will be effective in future years. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

•	In April 2016, the IASB issued Clarifications to IFRS 15 Revenue from Contracts with Customers (Amendments to IFRS 15 Revenue from Contracts). The amendments clarify the standard and provide additional transition relief for modified contracts and completed contracts. This amendment is effective on or after January 1, 2018, with earlier application permitted.

•	In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2). The amendments clarify how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. This amendment is effective on or after January 1, 2018, with earlier application permitted.

5. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the acquisition method of accounting and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-8	Stantec Inc.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase in or a reduction of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed time period. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2016

On March 11, 2016, the Company acquired all the shares and business of Bury Holdings, Inc. (Bury) for cash consideration and notes payable. Bury is based in Austin, Texas, with additional offices in Dallas, Houston, and San Antonio, Texas; Phoenix, Arizona; and Orlando, Florida. Bury is a multidisciplinary design firm with professionals in civil, mechanical, electrical, plumbing design, and structural engineering; surveying; land planning; and landscape architecture. This addition expands the Company’s Infrastructure business operating unit in the United States.

On May 6, 2016, the Company acquired all the issued and outstanding common shares and business of MWH Global, Inc. (MWH) for cash consideration of US$792,613,000. Pursuant to the acquisition agreement, each share unit and share appreciation right of MWH outstanding immediately prior to the close of the acquisition became fully vested in the form of MWH’s common shares. All notes receivable from MWH’s shareholders (US$14,993,000) and the grant price related to all outstanding share appreciation rights (US$12,010,000) were offset against and reduced the per share acquisition consideration payable to such shareholders resulting in a net purchase price of US$765,610,000 (CDN $999,385,000). Headquartered in Broomfield, Colorado, MWH is a global engineering, consulting, and construction management firm providing services in program management and management consulting, construction management services, and engineering and technical services, particularly in the water, renewable energy, and sustainability sectors. The acquisition of MWH added 187 offices operating in 26 countries across 6 continents It expanded the Company’s Energy & Resources, Environmental Services, and Infrastructure business operating units and created Construction Services as a new offering.

On May 26, 2016, the Company acquired all the shares and business of VOA Associates, Inc. (VOA) for cash consideration and notes payable. VOA is based in Chicago, Illinois, and has additional offices in New York City, New York; Orlando, Florida; Washington, DC; and Highland, Indiana. VOA provides expertise in architecture, interior design, landscaping, and planning. This addition will enhance the Company’s Buildings business operating unit in the United States.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-9	Stantec Inc.

Consideration for assets acquired and liabilities assumed

Details of the consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

For acquisitions completed year to date

	June 30, 2016
(In thousands of Canadian dollars)	MWH acquisition $	Other acquisitions $	Total $

Cash consideration	999,385	97,704	1,097,089
Notes payable	-	29,728	29,728

Consideration	999,385	127,432	1,126,817

Assets and liabilities acquired
Cash acquired	92,704	2,493	95,197
Non-cash working capital	64,337	30,328	94,665
Property and equipment	46,245	7,737	53,982
Investments in joint ventures and associates	5,522	-	5,522
Other financial assets	33,358	1,099	34,457
Intangible assets
Client relationships	184,057	16,759	200,816
Contract backlog	54,779	4,113	58,892
Trademarks	9,224	658	9,882
Trademarks - indefinite life	9,702	-	9,702
Software	13,428	-	13,428
Lease advantages	5,652	775	6,427
Lease disadvantages	(2,429)	(316)	(2,745)
Other	3,514	-	3,514
Long-term debt	(139,616)	(6,852)	(146,468)
Provisions	(21,022)	(1,771)	(22,793)
Net employee defined benefit liability	(28,441)	-	(28,441)
Other employee related liabilities	(26,274)	-	(26,274)
Other financial liabilities	(4,745)	-	(4,745)
Other liabilities	(22,383)	(157)	(22,540)
Non-controlling interests	(880)	-	(880)
Deferred income taxes	(20,490)	(7,525)	(28,015)

Total identifiable net assets at fair value	256,242	47,341	303,583
Goodwill arising on acquisitions	743,143	80,091	823,234

Consideration	999,385	127,432	1,126,817

Trade receivables assumed from acquired companies are recognized at fair value at the time of acquisition. Trade receivables acquired from MWH had a fair value of $220,645,000 and gross value of $231,125,000. In the first two quarters of 2016, trade receivables acquired from other companies had a fair value of $45,771,000 and gross value of $50,130,000.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from the acquisition of MWH, no amount is deductible for income tax purposes. For all other acquisitions, $78,895,000 is deductible for income tax purposes.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-10	Stantec Inc.

The fair values of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. The Company assumed $11,839,000 in provisions for claims relating to MWH. For the other acquisitions completed during the first two quarters of 2016, the Company assumed $1,134,000 in provisions. Certain of these claims are indemnified by the acquiree (note 8).

The Company estimates that gross revenue earned since the date of acquisition for MWH is $295,201,000 and the Bury and VOA acquisitions added $24,478,000 in gross revenue. The Company is in the process of integrating the operations and systems of MWH and has substantially integrated the other acquisitions; therefore, it is impracticable to disclose the acquiree’s earnings in the Company’s consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2016, had taken place at the beginning of 2016, gross revenue from continuing operations for 2016 would have been $2,451,066,000, and the profit from continuing operations would have been $49,827,000.

In 2016, directly attributable acquisition-related costs of $13,883,000 for MWH and $358,000 for all other acquisitions have been expensed and are included in administrative and marketing expenses. These costs consist primarily of legal, accounting, and financial advisory fees and costs directly related to the acquisitions.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	For the quarter ended June 30 2016 $	For the two quarters ended June 30 2016 $

Cash consideration (net of cash acquired)	920,082	1,001,892
Payments on notes payable from previous acquisitions	12,480	38,068

Total net cash paid	932,562	1,039,960

Total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2015	122,714
Additions for acquisitions in the period	29,728
Other adjustments	2,440
Payments	(38,068)
Interest	741
Impact of foreign exchange	(7,568)

June 30, 2016	109,987

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-11	Stantec Inc.

6. CASH AND CASH EQUIVALENTS

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	June 30 2016 $	June 30 2015 $

Cash	152,217	19,873
Unrestricted investments	3,956	1,100

Cash and deposits	156,173	20,973
Bank indebtedness	-	(3,677)

Cash and cash equivalents	156,173	17,296

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

At June 30, 2016, and pursuant to acquisition agreements, $3,000,000 was in an escrow account for the Dessau Inc. acquisition, $2,454,000 (US $1,900,000) for the Kellogg Brown & Root Services, Inc. acquisition, $6,718,000 (US$5,200,000) for the Bury acquisition and $914,000 (US $707,000) for the VOA acquisition.

These escrow funds cover potential indemnification claims and will be settled in accordance with an escrow agreement. A corresponding obligation was also recorded on acquisition and is included in notes payable.

7. TRADE AND OTHER RECEIVABLES

(In thousands of Canadian dollars)	June 30 2016 $	December 31 2015 $

Trade receivables, net of allowance	708,479	558,844
Holdbacks, current	33,233	6,908
Other	24,822	4,825

Trade and other receivables	766,534	570,577

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, which is determined in part based on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	June 30 2016 $	December 31 2015 $

Balance, beginning of the period	20,858	18,152
Provision for doubtful accounts	5,366	7,590
Deductions	(4,643)	(7,800)
Impact of foreign exchange	(1,851)	2,916

Balance, end of the period	19,730	20,858

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-12	Stantec Inc.

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

June 30, 2016	728,209	442,916	118,255	45,889	37,306	83,843
December 31, 2015	579,702	311,215	133,796	43,703	30,922	60,066

8. OTHER FINANCIAL ASSETS

(In thousands of Canadian dollars)	June 30 2016 $	December 31 2015 $

Investments held for self-insured liabilities	131,194	126,489
Holdbacks on long-term contracts	28,073	8,814
Indemnifications	2,012	757
Other	4,341	2,141

	165,620	138,201
Less current portion	24,150	26,722

Long-term portion	141,470	111,479

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income. Their fair value and amortized cost are as follows:

	June 30 2016 $		December 31 2015 $
(In thousands of Canadian dollars)	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	90,235	89,207	88,081	87,522
Equity securities	40,959	37,507	38,408	36,758

Total	131,194	126,714	126,489	124,280

The bonds bear interest at rates ranging from 0.38% to 4.88% per annum (December 31, 2015 – 0.38% to 5.10%).

The terms to maturity of the bond portfolio, stated at fair value, are as follows:

(In thousands of Canadian dollars)	June 30 2016 $	December 31 2015 $

Within one year	23,666	26,321
After one year but not more than five years	65,021	61,760
More than five years	1,548	-

Total	90,235	88,081

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-13	Stantec Inc.

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 10). During 2016, the Company increased provisions and indemnification assets relating to prior acquisitions by $1,306,000 (June 30, 2015 – decreased by $370,000) due to new information obtained in the period.

9. LONG-TERM DEBT

(In thousands of Canadian dollars)	June 30 2016 $	December 31 2015 $

Notes payable	139,530	124,454
Revolving credit facilities	495,187	96,968
Term loan	447,589	-
Senior secured notes	-	124,792
Finance lease obligations	24,072	19,142

	1,106,378	365,356
Less current portion	83,490	133,055

Long-term portion	1,022,888	232,301

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 5). The weighted average rate of interest on the notes payable at June 30, 2016, was 3.48% (December 31, 2015 – 3.63%). The notes may be supported by promissory notes and are due at various times from 2016 to 2019. The aggregate maturity value of the notes at June 30, 2016, was $141,935,000 (December 31, 2015 – $126,840,000). At June 30, 2016, $135,442,000 (US$104,855,000) (December 31, 2015 – $117,282,000 (US$84,741,000)) of the notes’ carrying amount was payable in US funds.

Revolving credit facilities and term loan

On May 6, 2016, the Company entered into an agreement for new $1.25 billion syndicated senior secured credit facilities (New Credit Facilities) consisting of a senior secured revolving credit facility in the maximum amount of $800 million and a $450 million senior secured term loan in three tranches. The revolving credit facility expires on May 6, 2020, and may be repaid from time to time at the option of the Company. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively), and tranche C was drawn in US funds of $116.7 million (due May 6, 2020). The term loan was recorded net of transaction costs of $3,341,000 which are amortized over the life of the three tranches.

The New Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; US dollars as either a US base rate or a LIBOR advance, or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance and by way of letters of credit. These facilities bear interest at the reference rate plus an applicable margin ranging from 0.00% to 2.75%, depending on the nature of the loan drawn and the Company’s leverage ratio (a non-IFRS measure). The Company will also have available additional currencies under the revolving credit facility on a case-by-case basis, dependent on availability from the lenders at the time of the drawdown. As security for the obligations under these facilities, the Company and certain of its subsidiaries granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings subject to customary carve-outs. The New Credit Facilities contain restrictive covenants (note 18).

The Company previously entered into an agreement for a $350 million revolving credit facility expiring in August 2018. This facility allowed the Company access to an additional $150 million under the same terms and conditions upon approval from its lenders. Depending on the form under which the credit facility was accessed, rates of interest varied between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points varied, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 125 for Canadian prime and US base rate loans, and from 120 to 225 for bankers’

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-14	Stantec Inc.

acceptances, LIBOR loans, and letters of credit. This revolving credit facility was repaid with the proceeds from the New Credit Facilities.

At June 30, 2016, $188,588,000 (US$146,000,000) of the revolving credit facility was payable in US funds, $8,599,000 (GBP 5,000,000) was payable in sterling and $298,000,000 was payable in Canadian funds. At December 31, 2015, $71,968,000 (US$52,000,000) of the revolving credit facility was payable in US funds, and $25,000,000 was payable in Canadian funds. At June 30, 2016, $150,741,000 (US$116,700,000) (December 31, 2015 – nil) of the term loan was payable in US funds and $300,000,000 (December 31, 2015 – nil) was payable in Canadian funds. The average interest rate applicable at June 30, 2016, for the new credit facilities was 3.00% (December 31, 2015 – 1.72%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At June 30, 2016, the Company had issued and outstanding letters of credit, expiring at various dates before July 2018 payable in various currencies, totaling $46,868,000 (December 31, 2015 – $919,000). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At June 30, 2016, $257,945,000 (December 31, 2015 – $252,113,000) was available in the new revolving credit facility for future activities.

At June 30, 2016, there were $16,620,000 (December 31, 2015 – nil) in additional letters of credit issued and outstanding, outside of the Company’s revolving credit facility. These were issued in various currencies and expire at various dates before June 2017.

The Company previously had a bid bond facility expiring on August 31, 2018, in the amount of $15 million. This facility allowed the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. This facility was used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in foreign currencies. As a result of entering into the agreement for the New Credit Facilities, this facility was cancelled during the quarter ended June 30, 2016. At December 31, 2015, $10,828,000 was issued under this bid bond facility, which was payable in various international currencies and were set to expire at various dates before April 2017.

Senior secured notes

The Company previously issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes were ranked pari passu with the Company’s existing revolving credit facility. The senior secured notes contained restrictive covenants (note 18).

Interest on the senior secured notes was payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier of payment, redemption, or purchase in full of the senior secured notes. The senior secured notes were redeemable by the Company, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture, with an option for the Company to purchase the notes for cancellation at any time. The senior secured notes were redeemed with the proceeds from the New Credit Facilities described above. The breakage fee paid on redemption was $3,926,000 and was recorded in net interest expense.

Surety facilities

The Company has surety facilities to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At June 30, 2016, the Company had issued bonds under these surety facilities totaling $311,000 (December 31, 2015 – $387,000) in Canadian funds and $498,975,000 (US$386,293,000) (December 31, 2015 – $4,726,000 (US$3,415,000)) in US funds. These bonds expire at various dates before April 2020.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At June 30, 2016, finance lease obligations included finance leases bearing interest at rates ranging from 0.52% to 6.99% (December 31, 2015 – 0.66% to 9.08%). These finance leases expire at various dates before November 2020.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-15	Stantec Inc.

Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

(In thousands of Canadian dollars)	June 30 2016 $	December 31 2015 $

Within one year	13,868	8,807
After one year but not more than five years	10,513	10,611

Total minimum lease payments	24,381	19,418

Present value of minimum lease payments	24,072	19,142

10. PROVISIONS

(In thousands of Canadian dollars)	June 30 2016 $	December 31 2015 $

Provision for self-insured liabilities	62,715	61,480
Provisions for claims	25,144	13,277
Onerous contracts	11,091	10,693
End of employment benefit plans	11,097	-

	110,047	85,450
Less current portion	35,000	22,878

Long-term portion	75,047	62,572

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting and construction services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	June 30 2016 $	December 31 2015 $

Provision, beginning of the period	61,480	50,074
Current-period provision	7,836	12,125
Payment for claims settlement	(3,947)	(7,056)
Impact of foreign exchange	(2,654)	6,337

Provision, end of the period	62,715	61,480

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At June 30, 2016, the long-term portion was $57,646,000 (December 31, 2015 – $56,722,000).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-16	Stantec Inc.

Provisions for claims

(In thousands of Canadian dollars)	June 30 2016 $	December 31 2015 $

Provisions, beginning of the period	13,277	4,506
Current-period provisions	1,048	2,087
Claims from acquisitions	12,973	8,746
Claims paid or otherwise settled	(1,701)	(4,255)
Impact of foreign exchange	(453)	2,193

Provisions, end of the period	25,144	13,277

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 5 and 8).

Onerous contracts

(In thousands of Canadian dollars)	June 30 2016 $	December 31 2015 $

Liability, beginning of the period	10,693	7,812
Current-period provisions	2,617	3,724
Resulting from acquisitions	1,136	1,450
Costs paid or otherwise settled	(3,021)	(3,290)
Impact of foreign exchange	(334)	997

Liability, end of the period	11,091	10,693

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for these onerous contracts will occur until December 2024.

11. NET EMPLOYEE DEFERRED BENEFIT LIABILITY

Resulting from the acquisition of MWH, on May 6, 2016, the Company became the sponsor of three defined benefit pension plans (the Plans) covering certain full-time employees and past employees primarily in the United Kingdom. The benefits for the Plans are based on final compensation and years of service. The Company recognizes the cost of the benefits over the periods in which employees are expected to render services in return for the benefits.

The Plans’ assets are measured at fair value. The Plans require contributions to be made to separately administered funds maintained independently with custodians. The assets consist of mutual funds and an insurance contract with a major insurance company.

The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using actuarial valuations. Changes in the net defined benefit obligation are expensed under administrative and marketing expenses in the consolidated statements of income. The expense consists of current service costs, past service costs, and net interest expense or income. Net interest is calculated by applying the discount rate to the net defined benefit liability. The defined benefit plan expense recognized in the consolidated statements of income is $400,000 for the second quarter and the first two quarters of 2016.

Remeasurements, comprising of actuarial gains and losses and the return on Plans’ assets (excluding amounts included in net interest on the net employee defined benefit liability), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to other comprehensive income in the period in which they occur. Remeasurements are not reclassified to net income in subsequent periods.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-17	Stantec Inc.

The net employee defined benefit liability for the unfunded status of the Plans in the consolidated statements of financial position is as follows:

(In thousands of Canadian dollars)	June 30 2016 $

Defined benefit obligation	254,423
Fair value of plans’ assets	228,982

Unfunded status	25,441

The Company expects to contribute $5,503,000 to the Plans, from the date of acquisition of MWH to December 31, 2016.

The Company’s investment policy for the Plans is to balance risk and return. To accomplish this goal, approximately half of the Plans’ assets are invested in a wholly insured with-profits insurance contract with a major insurance company. Contributions made to this contract are invested in insurance policies administered by third parties, which provide for a declared rate of interest. The yields on the investments are intended to provide for a steady return on the Plans’ assets, which is not dependent on stock market fluctuations, to reflect the long-term performance of the investment. The other approximate half of the Plans’ assets are invested in mutual funds. The insurance contract is fair valued using valuation techniques with market observable inputs and the mutual funds are fair valued using quoted market prices.

Use of estimates

The cost of the defined benefit pension plan and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, mortality rates, salary increases, inflation, membership movements, legislative changes and investment market conditions. The defined benefit obligation is sensitive to changes in these assumptions, particularly to the discount rate and mortality rates. The average discount rate on the Plans is 3.79%. The discount rate is based on annualized yield on UK government fixed interest gilts of appropriate duration reflecting the Plans’ liabilities. The mortality rate takes into account information published by the actuarial profession’s publications and publicly available information, and any special geographical or occupational features of the Plans’ membership.

12. OTHER LIABILITIES

(In thousands of Canadian dollars)	Note	June 30 2016 $	December 31 2015 $

Deferred gain on sale leaseback		1,433	1,790
Lease inducement benefits		43,843	44,967
Lease disadvantages		5,690	3,994
Deferred share units payable	15	14,363	16,550
Other cash-settled share-based compensation	15	4,681	5,882
Liability for uncertain tax positions		28,364	6,667

		98,374	79,850
Less current portion		18,221	12,162

Long-term portion		80,153	67,688

13. DERIVATIVE FINANCIAL INSTRUMENTS

During the two quarters ended June 30, 2016, the Company entered into US$773 million foreign currency forward contract agreements to purchase US$773,000,000 for $1,008,883,000 at fixed rates varying from 1.3236 to 1.28655 that matured on May 6, 2016. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on the purchase price of MWH to be paid in US dollars. The fair value of the contracts resulted in a realized loss of $10,244,000. The Company designated these foreign currency forward contracts as a cash flow hedge

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-18	Stantec Inc.

against the purchase price of MWH; therefore, the unrealized loss relating to these derivative financial instruments was recorded in other comprehensive income (loss) until it was realized on the maturity date. The hedging relationship was effective to the date of maturity.

14. COMMITMENTS

The Company has various operating lease commitments, including commitments for annual basic premises rent under long-term leases, storage facilities, and equipment and vehicle operating leases. The Company also has purchase obligations for software support and equipment. Depending on the agreement, the Company may enter into renewal options or escalation clauses.

Future minimum rental payments payable under noncancellable operating leases and purchase obligations as at June 30, 2016, are as follows:

(In thousands of Canadian dollars)	$

Within one year	205,076
After one year but not more than five years	533,694
More than five years	403,113

1,141,883

The premises rental expense for the two quarters ended June 30, 2016, was $74,803,000 (June 30, 2015 – $63,912,000).

15. SHARE CAPITAL

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During 2015, the Company filed a Normal Course Issuer Bid with the TSX, which enables it to purchase up to 3,774,179 common shares during the period of November 10, 2015, to November 9, 2016. During the first two quarters of 2016, 572,825 common shares were repurchased for cancellation pursuant to the ongoing Normal Course Issuer Bid at a cost of $18,210,000. Of this amount, $1,754,000 and $95,000 reduced the share capital and contributed surplus accounts, respectively, with $16,361,000 being charged to retained earnings. No common shares were repurchased for cancellation in 2015.

During the first two quarters of 2016, the Company filed a short-form prospectus with securities regulators in Canada and the United States to allow for the issuance of $525,140,000 in subscription receipts, representing the right of the holder to receive, without payment of additional consideration, one common share of the Company upon closing of MWH. After share issuance costs of $22,781,000, the net proceeds to the Company were $502,359,000. The underwriters exercised their option to purchase an overallotment of 2,604,000 subscription receipts for $78,771,000 under the same terms as above. After share issuance costs of $3,069,000, the net proceeds on the overallotment were $75,702,000. Therefore, the total price to the public, the issuance costs, and the net proceeds to the Company were $603,911,000, $25,850,000, and $578,061,000, respectively.

During the second quarter of 2016, the Company recognized a share-based compensation expense of $393,000 (June 30, 2015 – $4,954,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $880,000 (June 30, 2015 – $1,230,000) related to the fair value of options granted and was reduced by $487,000 (June 30, 2015 – was increased by $3,724,000) related to the cash-settled share-based compensation (deferred share units (DSUs), restricted share units (RSUs), and performance share units (PSUs)).

During the first two quarters of 2016, the Company recognized a share-based compensation expense of $1,276,000 (June 30, 2015 – $7,418,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $1,928,000 (June 30, 2015 – $2,613,000) related to the fair value of options granted and

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-19	Stantec Inc.

was reduced by $652,000 (June 30, 2015 – $4,805,000) related to the cash-settled share-based compensation (DSUs, RSUs, and PSUs).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options, for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2016.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

November 4, 2015	December 31, 2015	January 14, 2016	0.1050	9,916,000
February 24, 2016	March 31, 2016	April 14, 2016	0.1125	10,563,000
May 11, 2016	June 30, 2016	July 14, 2016	0.1125	-

At June 30, 2016, trade and other payables included $12,814,000 (December 31, 2015 – $9,916,000) related to the dividends declared on May 11, 2016.

Share-based payment transactions

In 2016, under the long-term incentive program, the Company granted share options and PSUs. The Company also has a DSU plan for the board of directors.

a) Share options

The Company has granted share options to officers and employees to purchase 3,875,491 shares at prices from $14.33 to $32.90 per share. These options expire on dates between January 28, 2018, and March 3, 2022.

	For the two quarters ended June 30 2016		For the year ended December 31 2015
	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	2,980,601	26.17	2,676,568	21.82
Granted	995,904	32.83	965,064	32.01
Exercised	(79,944)	19.93	(599,640)	15.81
Forfeited	(21,070)	30.97	(61,391)	29.48

Share options, end of the period	3,875,491	27.98	2,980,601	26.17

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including expected share price volatility and expected hold period to exercise.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-20	Stantec Inc.

In the second quarter of 2016, the Company granted 995,904 (June 30, 2015 – 965,064) share options. The estimated fair value of options granted at the share market price on the grant date was $5.22 (June 30, 2015 – $5.86) and was determined using the weighted average assumptions indicated below:

	2016	2015

Volatility in the price of the Company’s shares (%)	23.73	24.73
Risk-free interest rate (%)	0.76	0.59
Expected hold period to exercise (years)	3.50	4.50
Dividend yield (%)	1.370	1.310
Exercise price ($)	32.83	32.01

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected hold period of the share options. The risk-free interest rate for the expected hold period of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period before exercising the options. The options have a contractual life of five years.

A summary of the status of the Company’s non-vested options as of June 30, 2016, and of changes in the period are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value $

Non-vested share options, beginning of the period	1,722,237	6.33
Granted	995,904	5.22
Vested	(836,919)	6.23
Forfeited	(18,738)	6.47

Non-vested share options, end of the period	1,862,484	5.78

As at June 30, 2016, 1,862,484 (June 30, 2015 – 1,759,752) options remained unvested. As at June 30, 2016, a total compensation cost of $6,428,000 (June 30, 2015 – $6,126,000) relating to the Company’s share option plans remained unrecognized. This cost is expected to be recognized over a weighted average period of 1.5 years (June 30, 2015 – 1.4 years).

At June 30, 2016, 2,013,007 (June 30, 2015 – 1,517,992) share options were exercisable at a weighted average price of $23.74 (June 30, 2015 – $19.51). At June 30, 2016, 2,667,675 share options were antidilutive and at June 30, 2015, no share options were antidilutive.

b) Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents (SVPs) received RSUs. An RSU is equal to one common share. After two years from the date granted, SVPs received a cash payment equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days before the units’ release date. The RSUs vested on their grant date since the SVPs were not required to complete a specified period of service. The units were recorded at fair value. RSUs were adjusted for dividends as they arose, based on the number of units outstanding on the record date.

During the quarter, no RSUs (June 30, 2015 – 110) were issued. At June 30, 2016, no RSUs were outstanding (December 31, 2015 – 38,450 RSUs were outstanding at the fair value of $1,335,000).

c) Performance share units

Under the Company’s Long-Term Incentive Plan, certain members of the senior leadership teams, including the chief executive officer (CEO), may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. PSUs vest upon completing a three-year service condition that starts on the grant date. The number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-21	Stantec Inc.

For units that vest, unit holders receive a cash payment based on the closing price of the Company’s common shares on the third anniversary date of issue. The fair value of these units is expensed over their three-year vesting period.

During the quarter, 228,112 PSUs were issued (June 30, 2015 – 937) and no units were forfeited (2015 – 657). At June 30, 2016, 577,446 PSUs were outstanding at the fair value of $14,054,000 (December 31, 2015 – 348,043 PSUs were outstanding at the fair value of $9,962,000).

d) Deferred share units

The Company also has a DSU plan; directors of the board may receive DSUs. A DSU is equal to one common share. Before 2014, the CEO could also receive DSUs. These units vest on their grant date and are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. DSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During the quarter, 9,568 DSUs (June 30, 2015 – 14,086) were issued. At June 30, 2016, 448,298 DSUs were outstanding at the fair value of $14,363,000 (December 31, 2015 – 476,777 DSUs were outstanding at the fair value of $16,550,000).

16. FAIR VALUE MEASUREMENTS

All financial instruments carried at fair value are categorized into one of the following three categories:

•	Level 1 – quoted market prices

•	Level 2 – valuation techniques (market observable)

•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. During the first two quarters of 2016, no change was made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the two quarters ended June 30, 2016, no transfers were made between levels 1 and 2 fair value measurements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-22	Stantec Inc.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis as at June 30, 2016:

(In thousands of Canadian dollars)	Notes	Carrying Amount $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Assets
Investments held for self-insured liabilities	8	131,194	-	131,194	-

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but were disclosed at fair value on a recurring basis as at June 30, 2016:

(In thousands of Canadian dollars)	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Notes payable	9	140,012	-	140,012	-

The fair values of notes payable are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

17. FINANCIAL INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and deposits, cash in escrow, trade and other receivables, investments held for self-insured liabilities, holdbacks on long-term contracts, and indemnifications.

The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which at June 30, 2016, was $1,097,000,000 (December 31, 2015 – $785,795,000).

The Company limits its exposure to credit risk by placing its cash and deposits in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equities. The risk associated with corporate bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-23	Stantec Inc.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which at June 30, 2016, was 59 days (December 31, 2015 – 68 days).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $800 million revolving credit facility and term loan, and the issuance of common shares. The unused capacity of the revolving credit facility at June 30, 2016, was $257,945,000 (December 31, 2015 – $252,113,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 18).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2015
Trade and other payables	352,199	352,199	-	-
Long-term debt	368,226	133,557	233,523	1,146
Other financial liabilities	5,349	2,601	247	2,501

Total contractual obligations	725,774	488,357	233,770	3,647

June 30, 2016
Trade and other payables	621,324	621,324	-	-
Long-term debt	1,112,238	85,354	1,022,902	3,982
Other financial liabilities	6,158	1,711	233	4,214

Total contractual obligations	1,739,720	708,389	1,023,135	8,196

In addition to the financial liabilities listed in the table, the Company will pay interest on the revolving credit facility and term loan outstanding in future periods. Further information on long-term debt is included in note 9.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility and term loan are based on floating rates of interest. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government bonds and corporate bonds.

If the interest rate on the Company’s revolving credit facility and term loan balances at June 30, 2016, was 0.5% higher, with all other variables held constant, net income would have decreased by $856,000. If it was 0.5% lower, an equal and opposite impact on net income would have occurred.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts.

If exchange rates were $0.01 lower at June 30, 2016, with all other variables held constant, net income would

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-24	Stantec Inc.

have increased by $35,000. If they were $0.01 higher, an equal and opposite impact on net income would have occurred.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. A 1.0% increase in equity prices would have increased the Company’s comprehensive income by $291,000. A 1.0% decrease would have had an equal and opposite impact on comprehensive income.

18. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to Normal Course Issuer Bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5
•	Return on equity (ROE) at or above 12%

These targets are established annually and monitored quarterly. The Company revised its target for ROE from at or above 14% that was set for 2015 to at or above 12% for 2016. ROE is impacted by net income and by fluctuations in the Canadian dollar since the resulting unrealized gains or losses on the translation of the Company’s foreign subsidiaries impacts shareholders’ equity.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and deposits and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio at June 30, 2016, was 3.25 (December 31, 2015 – 0.94), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time. This was the case for the MWH acquisition (note 5).

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE for the period ended June 30, 2016, was 9.4% (December 31, 2015 – 12.9%). The Company did not meet its ROE target since net income was impacted by acquisition-related costs and additional shares issued that were primarily related to the acquisition of MWH.

The Company is subject to restrictive covenants related to its New Credit Facilities that are measured quarterly. These covenants include, but are not limited to, a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as consolidated debt to EBITDA, and the interest coverage ratio is calculated as EBITDA to interest expense. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was also subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that were measured quarterly. These facilities were repaid and redeemed, respectively, during the quarter ended June 30, 2016. These covenants included, but were not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR was calculated as EBITDA,

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-25	Stantec Inc.

plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was in compliance with the covenants under these agreements throughout the six months ended June 30, 2016.

19. EMPLOYEE COSTS

		For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	Note	2016 $	2015 $	2016 $	2015 $

Wages, salaries, and benefits		568,023	419,265	1,018,078	837,192
Pension costs		14,804	12,172	28,275	24,403
Share-based compensation	15	393	4,954	1,276	7,418

Total employee costs		583,220	436,391	1,047,629	869,013

Direct labor		360,420	273,138	649,929	538,271
Indirect labor		222,800	163,253	397,700	330,742

Total employee costs		583,220	436,391	1,047,629	869,013

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income.

20. OTHER INCOME

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2016 $	2015 $	2016 $	2015 $

(Loss) gain on sale of property and equipment	(106)	2,491	(395)	2,491
Realized gain on available-for-sale equity securities	-	4,156	-	4,466
Other	359	102	523	260

Total other income	253	6,749	128	7,217

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-26	Stantec Inc.

21. CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2016 $	2015 $	2016 $	2015 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	21,171	43,167	51,792	81,124
Add (deduct) items not affecting cash:
Depreciation of property and equipment	12,547	11,162	22,604	22,004
Amortization of intangible assets	19,941	8,679	30,744	18,906
Deferred income taxes	2,378	(730)	245	(433)
Loss (gain) on sale of property and equipment	106	(2,491)	395	(2,491)
Share-based compensation	393	4,954	1,276	7,418
Provision for self-insured liabilities and claims	5,464	4,080	8,884	8,040
Share of income from joint ventures and associates	(704)	(516)	(1,076)	(1,155)
Other non-cash items	(1,368)	(8,442)	(493)	(9,941)

	59,928	59,863	114,371	123,472

Trade and other receivables	1,421	(27,249)	75,731	(61,293)
Unbilled revenue	3,863	4,271	(45,530)	(19,632)
Prepaid expenses	(4,544)	983	(4,262)	732
Income taxes recoverable	(8,495)	(6,889)	(13,432)	(10,487)
Trade and other payables	(7,253)	37,643	(87,567)	(35,812)
Billings in excess of costs	(13,963)	(8,013)	(18,008)	(24,629)

	(28,971)	746	(93,068)	(151,121)

Cash flows from (used in) operating activities	30,957	60,609	21,303	(27,649)

22. RELATED-PARTY DISCLOSURES

At June 30, 2016, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2015, annual consolidated statements. In addition, the Company enters into related-party transactions through a number of individually immaterial joint ventures and associates. These transactions involve providing or receiving services, and for the two quarters ended June 30, 2016, they were entered into in the normal course of business.

During the second quarter of 2016, ENTRAN of Virginia, PLLC was reinstated. As well, Jacques Whitford Holdco Ltd. and SHW Architects, P.C. were dissolved.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-27	Stantec Inc.

As a result of the MWH acquisition, the Company acquired the following subsidiaries that are controlled by the company and are consolidated in its financial statements.

Name	Jurisdiction of Incorporation

Burton & Associates, Inc.	Florida
Ecologic, LLC	Delaware
Harza Associates of New York PLLC	New York
Harza International Development Company, LLC	Delaware
Hawksley Consulting Limited	New Zealand
Hawksley Consulting Pty Limited	Australia
Hawksley Consulting, Inc.	Delaware
Innovyze Limited	United Kingdom
Innovyze Pty. Limited	Australia
Innovyze SDN. BHD.	Malaysia
Innovyze, Inc.	California
Konsultan MWH	Brunei
Montgomery Engineers Limited	Bermuda
Montgomery Watson (Bermuda) Ltd.	Bermuda
Montgomery Watson Brasil, Ltda.	Brazil
Montgomery Watson Engineers of New York, P.C.	New York
Montgomery Watson Harza (MWH) Mühen ve Müsavirlik Limited Sirketi	Turkey
MWH (DRC) S.P.R.L.	Congo
MWH (Fiji) Limited	Fiji
MWH-AGS, Inc.	Unincorporated
MWH/AGS/LEE	Unincorporated
MWH/AGS SFDPW	Unincorporated
MWH Americas, Inc. Chile Limitada	Chile
MWH Americas of Costa Rica, S.A.	Costa Rica
MWH Americas, A New York Corporation	New York
MWH Americas, Inc.	California
MWH Architects and Engineers of New York, P.C.	New York
MWH Architects and Engineers, Inc.	Delaware
MWH Argentina, S.A.	Argentina
MWH Asia Limited	Hong Kong
MWH Australia Pty Limited	Australia
MWH B.V.	Netherlands
MWH Canada, Inc.	Canada
MWH Caring Foundation, Inc.	Delaware
MWH Constructors Australia Pty Limited	Australia
MWH Constructors Holding B.V.	Netherlands
MWH Constructors Holdings Limited	Hong Kong
MWH Constructors Israel, Inc.	Delaware
MWH Constructors Limited	United Kingdom
MWH Constructors Nevada, Inc.	Nevada
MWH Constructors NZ Limited	New Zealand
MWH Constructors, Inc.	Delaware
MWH Consultancy (Malaysia) Sdn Bhd	Malaysia
MWH Consultants (Singapore) Pte Limited	Singapore
MWH Consulting (Shanghai) Co., Limited	China
MWH-Delta	Unincorporated
MWH Energy Solutions, Inc.	Delaware
MWH Engineers of D.C., P.C.	District of Columbia
MWH Enterprises, Inc.	Delaware

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-28	Stantec Inc.

Continued

Name	Jurisdiction of Incorporation

MWH Environmental Engineering (Shanghai) Co., Limited	China
MWH Environmental Technologies Taiwan Ltd.	Taiwan
MWH Europe Limited	United Kingdom
MWH Holding II B.V.	Netherlands
MWH Holding III B.V.	Netherlands
MWH Holding B.V.	Netherlands
MWH Holdings, Inc.	Delaware
MWH Holdings Limited	New Zealand
MWH IFI Limited	Hong Kong
MWH India Private Ltd.	India
MWH Infrastructure Development, Inc.	Delaware
MWH International, Inc.	Delaware
MWH Limited	United Kingdom
MWH Michigan, Inc.	Michigan
MWH New Zealand Limited	New Zealand
MWH NZ International Limited	New Zealand
MWH Pakistan (Private) Limited	Pakistan
MWH Panama S.A.	Panama
MWH Peru, S.A.	Peru
MWH Rateware, Inc.	Delaware
MWH Recovery Limited	New Zealand
MWH ResourceNet (India) Private Limited	India
MWH Società Per Azioni	Italy
MWH Société Anonyme	Belgium
MWH Treatment Limited	United Kingdom
MWH-TRSE	Unincorporated
MWH UK Limited	United Kingdom
MWH Venezuela C.A.	Venezuela
MWH Venezuela (SA), LLC	Venezuela
MWH-WRE	Unincorporated
Nam Mo Development Company	Cayman Islands
Northern Lights Energy, LLC	Delaware
Northern Lights Gas, LLC	Delaware
Philaqua Consultants Inc.	Philippines
R.G. Consulting Group Limited	New Zealand
RDC of Nepal	Cayman Islands
Servicios de Infraestructura SDI C.A.	Venezuela
SISTECH Ltd.	Scotland
Slayden Constructors, Inc.	Oregon
StepWise RateWare, LLC	Colorado
StepWise Utility Advisors, LLC	Colorado
Thomas Hawksley Consulting Limited	United Kingdom
Watermark (Yorkshire) Limited	United Kingdom

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-29	Stantec Inc.

Compensation of key management personnel and directors of the Company

		For the quarter ended June 30		For the two quarters ended June 30

		2016	2015	2016	2015
(In thousands of Canadian dollars)	Note	$	$	$	$

Salaries and other short-term employment benefits		3,023	2,057	6,251	4,471
Directors’ fees		175	67	487	131
Share-based compensation	15	(141)	3,489	(298)	4,482

Total compensation		3,057	5,613	6,440	9,084

The Company’s key management personnel include its CEO, chief operating officer, chief business officer, chief financial officer, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based compensation includes the fair value adjustment for the period.

23. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its two primary service offerings and regional geographic areas.

In 2015 and the first quarter of 2016, the Company had three operating segments: Canada, the United States, and International. These operating segments were aggregated into one reportable segment – Consulting Services. Effective the second quarter of 2016, in connection with the acquisition of MWH, the Company has four reportable segments: Construction Services and Consulting Services by geography – Canada, the United States, and Global. No operating segments are aggregated to form the reportable segments. Comparative information was restated to conform to this presentation.

The three Consulting Services reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The Construction Services reportable segment provides construction management at-risk services primarily on water-related projects.

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Transfer prices between reportable segments are on an arm’s length basis in a manner similar to transactions with third parties. Inter-segment revenues are eliminated on consolidation and reflected in the ’adjustments and eliminations’ column.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-30	Stantec Inc.

Reportable segments

	For the quarter ended June 30, 2016

	Consulting Services					Adjustments
	Canada	United States	Global	Construction Services	Total Segments	and Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	301,557	521,133	114,850	143,680	1,081,220	(34,578)	1,046,642
Less inter-segment revenue	8,446	6,183	16,946	3,003	34,578	(34,578)	-
Gross revenue from external customers	293,111	514,950	97,904	140,677	1,046,642	-	1,046,642
Less subconsultants and other direct expenses	33,938	113,406	21,707	100,265	269,316	-	269,316
Total net revenue	259,173	401,544	76,197	40,412	777,326	-	777,326

Gross margin	138,197	218,350	45,552	14,807	416,906	-	416,906

	For the quarter ended June 30, 2015

	Consulting Services					Adjustments
	Canada	United States	Global	Construction Services	Total Segments	and Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	339,227	355,015	29,534	-	723,776	(13,522)	710,254
Less inter-segment revenue	5,461	3,481	4,580	-	13,522	(13,522)	-
Gross revenue from external customers	333,766	351,534	24,954	-	710,254	-	710,254
Less subconsultants and other direct expenses	36,321	73,497	6,518	-	116,336	-	116,336
Total net revenue	297,445	278,037	18,436	-	593,918	-	593,918

Gross margin	161,913	149,111	9,756	-	320,780	-	320,780

	For the two quarters ended June 30, 2016

	Consulting Services					Adjustments
	Canada	United States	Global	Construction Services	Total Segments	and Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	607,005	957,967	143,054	143,680	1,851,706	(49,681)	1,802,025
Less inter-segment revenue	15,005	9,442	22,231	3,003	49,681	(49,681)	-
Gross revenue from external customers	592,000	948,525	120,823	140,677	1,802,025	-	1,802,025
Less subconsultants and other direct expenses	66,246	202,832	26,708	100,265	396,051	-	396,051
Total net revenue	525,754	745,693	94,115	40,412	1,405,974	-	1,405,974

Gross margin	282,665	403,943	54,630	14,807	756,045	-	756,045

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-31	Stantec Inc.

	For the two quarters ended June 30, 2015

	Consulting Services					Adjustments
	Canada	United States	Global	Construction Services	Total Segments	and Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	683,335	704,247	59,929	-	1,447,511	(31,534)	1,415,977
Less inter-segment revenue	12,652	9,475	9,407	-	31,534	(31,534)	-
Gross revenue from external customers	670,683	694,772	50,522	-	1,415,977	-	1,415,977
Less subconsultants and other direct expenses	68,667	149,551	11,557	-	229,775	-	229,775
Total net revenue	602,016	545,221	38,965	-	1,186,202	-	1,186,202

Gross margin	334,043	293,527	20,361	-	647,931	-	647,931

Geographic information: Non-current assets

(In thousands of Canadian dollars)	June 30 2016 $	December 31 2015 $

Canada	499,432	476,392
United States	1,468,195	784,993
Other countries	407,529	1,259

Total non-current assets	2,375,156	1,262,644

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Geographic information: Gross revenue

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2016 $	2015 $	2016 $	2015 $

Canada	293,111	333,766	592,000	670,683
United States	597,651	351,534	1,031,226	694,772
Other countries	155,880	24,954	178,799	50,522

Total gross revenue from external customers	1,046,642	710,254	1,802,025	1,415,977

Gross revenue is attributed to countries based on the location of the project.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-32	Stantec Inc.

Gross revenue by services

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2016 $	2015 $	2016 $	2015 $

Consulting Services
Buildings	193,353	194,094	412,969	382,900
Energy & Resources	109,055	106,619	194,495	238,472
Environmental Services	153,576	133,651	275,585	264,104
Infrastructure	449,981	275,890	778,299	530,501
Construction Services	140,677	-	140,677	-

Total gross revenue from external customers	1,046,642	710,254	1,802,025	1,415,977

The Company’s organizational structure was realigned from three to four business operating units effective January 1, 2016. Effective the second quarter of 2016, in connection with the acquisition of MWH, the Company is organized into two primary service offerings – Consulting Services and Construction Services. Consulting Services is further organized into four business operating units. The allocation of gross revenue to services was reclassified for comparative figures due to these changes.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

24. EVENTS AFTER THE REPORTING PERIOD

On August 3, 2016, the Company declared a dividend of $0.1125 per share, payable on October 13, 2016, to shareholders of record on September 30, 2016.

25. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted for the current quarter.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016	F-33	Stantec Inc.

Shareholder Information

Head Office
200, 10160 – 112 Street
Edmonton AB T5K 2L6
Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com

Transfer Agent
Computershare
Calgary, Alberta

Auditor
Ernst & Young LLP
Chartered Professional Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of Commerce

Securities Exchange Listing
Stantec shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol STN.

Stantec